UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zúrich 245,

Plaza Carso / Edificio Telcel,

Colonia Ampliación Granada,

Alcaldía Miguel Hidalgo,

11529, México City,

México

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information Statement dated September 10, 2021

AMÉRICA MÓVIL, S.A.B. DE C.V.

This Information Statement relates to the distribution by América Móvil, S.A.B. de C.V. (hereinafter, “América Móvil” or “AMX”) of the shares of Sitios Latinoamérica, S.A.B. de C.V., or any other corporate name that may be authorized (hereafter, “Sitios Latinoamérica”). We refer to this transaction as “the Transaction.” Sitios Latinoamérica will become a public company (sociedad anónima bursátil de capital variable) once its shares are registered with the National Securities Registry.

AMÉRICA MÓVIL IS NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND AMÉRICA MÓVIL A PROXY.

América Móvil is furnishing this Information Statement solely to provide information to shareholders of América Móvil about the Transaction. This Information Statement is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of América Móvil or Sitios Latinoamérica.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the distributions of the shares of Sitios Latinoamérica or passed upon the accuracy or adequacy of this Information Statement or any document referred to herein. Any representation to the contrary is a criminal offense.

ADDITIONAL INFORMATION

This Information Statement contains limited information with respect to América Móvil and Sitios Latinoamérica, which is qualified in its entirety by reference to the filings and reports of América Móvil incorporated by reference in this Information Statement. The distribution of shares of Sitios Latinoamérica in connection with the Transaction has not been and will not be registered under the United States Securities Act of 1933, as amended. Sitios Latinoamérica will be relying on an exemption provided by Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, and therefore will not be required to register its shares with the SEC. In accordance with Rule 12g3-2(b), prior to and after the Distribution Date, Sitios Latinoamérica will make available certain documents on its website. These documents will consist primarily of English-language versions of an information statement related to the listing of its Shares on the Mexican Stock Exchange, its annual reports, press releases and certain other information made public in Mexico. However, Sitios Latinoamérica will not be required to file with the SEC annual reports on Form 20-F or furnish reports on Form 6-K.

América Móvil files reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials América Móvil files with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings América Móvil makes electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This Information Statement “incorporates by reference” certain documents that América Móvil files with the SEC, which means that important information is disclosed to you by referring you to those documents. The information incorporated by reference is considered to be part of this Information Statement, and certain later information that América Móvil files with the SEC will automatically update and supersede earlier information filed with the SEC or included in this Information Statement. The following documents are incorporated by reference:

●	América Móvil’s annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 29, 2021 (SEC File No. 001-16269);

●	América Móvil’s financial and operating report for the second quarter of 2021, on Form 6-K, filed with the SEC on July 16, 2021 (SEC File No. 001-16269);

●

any future annual reports on Form 20-F filed with the SEC under the U.S. Securities Exchange Act of 1934, as amended, after the date of this Information Statement and prior to the Distribution Date; and

●	any future filings by América Móvil on Form 6-K that state that they are incorporated by reference into this Information Statement.

SHAREHOLDER INQUIRIES

Shareholders of América Móvil with questions relating to the Transaction and distribution of the Sitios Latinoamérica Shares should contact América Móvil at Lago Zúrich 245, Edificio Telcel, Colonia Granada Ampliación, Alcaldía Miguel Hidalgo, 11529, México City, México, Attention: Investor Relations, telephone (5255) 2581-4449.

For more information regarding América Móvil documents of a public nature, we suggest you visit the following website: www.americamovil.com. (This URL, and all other URLs in this Information Statement, are intended to be inactive textual references only. They are not intended to be active hyperlinks to any website. Information presented on any website located at any URL in this Information Statement, is not and shall not be deemed to be incorporated into this Information Statement, unless such information is explicitly stated as being so incorporated in “Incorporation of Certain Documents by Reference”).

v

INFORMATION STATEMENT

September 10, 2021

AMÉRICA MÓVIL, S.A.B. DE C.V.

Lago Zúrich No. 245, Plaza Carso, Edificio Telcel, Colonia Ampliación Granada, Miguel Hidalgo

C.P. 11529, Mexico City, Mexico

Ticker Symbols

Series A common shares, no par value expressed (BMV: AMX A)

Series AA common shares, no par value expressed (BMV: AMX AA)

Series L limited voting shares, no par value expressed (BMV: AMX L)

Presented in accordance with Article 104 Section IV of the Mexican Securities Market Law (Ley del Mercado de Valores) and Article 35 of the General Provisions Applicable to Securities Issuers and other Securities Market Participants (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y otros participantes del Mercado de Valores) issued by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Capitalized words and terms not defined in this Information Statement shall have the meanings ascribed to them in the Issuer’s annual report for the year ended December 31, 2020, filed with the Mexican National Banking and Securities Commission and the Mexican Stock Exchange pursuant to the Mexican Securities Market Law and the Mexican General Provisions, which may be viewed by accessing the Issuer’s website at: www.americamovil.com and the Exchange’s website at: www.bmv.com.mx.

Summary of the Transaction

The Transaction described in this Information Statement consists primarily of the distribution of the shares of Sitios Latinoamérica by América Móvil, conducted by means of a procedure under Mexican corporate law called escisión, or “split-up” the principal purpose of which will be to create Sitios Latinoamérica, a Mexican sociedad anónima bursátil de capital variable. América Móvil is transferring to Sitios Latinoamérica the shares representing the capital stock of América Móvil’s subsidiaries holding, directly or indirectly, telecommunications towers and other passive infrastructure deployed in certain of the Latin American countries where América Móvil currently operates, as well as certain other assets, liabilities and capital. América Móvil’s remaining business units and operations, particularly the operations related to the provision of telecommunications services, will remain in América Móvil after the Transaction.

The Transaction as a whole comprises a series of acts and resolutions that have been executed or that will be executed, including internal reorganizations, such as acquisitions and split-ups, that will, among other things, allocate telecommunications towers and other passive infrastructure to AMX’s subsidiaries independent from those providing telecommunications services. The split-ups, including that of Sitios Latinoamérica by América Móvil, will be subject to applicable Mexican law and the corresponding corporate and governmental requirements and authorizations, if any, required in each jurisdiction involved, including Mexico. Various acts taken as part of the Transaction were or will also be subject to the applicable laws of each jurisdiction involved in the Transaction.

Sitios Latinoamérica will be a publicly traded sociedad anónima bursátil de capital variable, which will be called Sitios Latinoamérica, S.A.B. de C.V., or any other corporate name that may be authorized, and its purpose will be, among others, to (i) promote, incorporate, organize, acquire and participate in the capital stock or equity of all types of companies and enterprises, both domestic and foreign, as well as to participate in their administration and oversight; (ii) provide services related to the structuring, installation, maintenance, operation and marketing, either directly or through its subsidiaries, of various types of towers, support structures, physical space for the placement of towers, as well as the placement of non-electrical elements, in each case used for the installation of wireless communication transmission equipment, which constitute the telecommunications towers and other Passive Infrastructure deployed in certain of the Latin American countries where América Móvil currently operates, and (iii) market products and provide related services directly or indirectly related to the telecommunications towers and other Passive Infrastructure deployed in certain of the Latin American countries where América Móvil currently operates.

Sitios Latinoamérica, either directly or through its subsidiaries that hold Passive Infrastructure, will provide infrastructure access and use services to América Móvil’s subsidiaries that provide telecommunications services in the region, and may provide such services to any other person, including other telecommunications service operators that are competitors of América Móvil in some of the markets in which América Móvil and its subsidiaries currently operate, making Sitios Latinoamérica an efficient option for the use and management of Passive Infrastructure and for financing capital investments in the development of their respective telecommunications service networks.

The Transaction will facilitate the independent operation of two different types of businesses, allowing each business to more effectively meet its corresponding financial, operational, technological and administrative needs.

On February 9, 2021, América Móvil announced its plan to separate the assets comprising the telecommunications towers and other Passive Infrastructure in certain of the Latin American countries where América Móvil currently operates from the rest of its operations to allow the independent operation and commercialization of both businesses.

The Transaction has been approved by the board of directors of América Móvil and is subject to approval by its Series AA and A shareholders. You are not being asked to vote on the Transaction.

América Móvil’s intends to carry out the Transaction in the most efficient manner possible taking into account, among other factors, financial, corporate, tax and regulatory considerations. For more information, see the “Executive Summary - The Transaction” section of this Information Statement.

Characteristics of the Shares

As a result of the Transaction, holders of América Móvil shares will initially receive the same number of shares in Sitios Latinoamérica for each share they hold in América Móvil. Only América Móvil shareholders will receive shares of Sitios Latinoamérica as a result of the Transaction. América Móvil will not receive any shares of Sitios Latinoamérica as part of the Transaction. Before the distribution of shares of Sitios Latinoamérica to América Movil’s shareholders, it is anticipated that in order to adjust the number of outstanding shares at the capitalization of Sitios Latinoamérica, there will be a consolidation of the number of shares without reducing capital (inverse Split) at a ratio of ten América Móvil shares per one Sitios Latinoamérica share or at any other ratio as may be determined from time to time.

As a result of the Transaction, it is expected that the book value and market value of América Móvil’s shares will be reduced. Except for the foregoing, América Móvil’s shares will retain their rights and characteristics and the proposed Transaction will not affect in any way the current capital structure of América Móvil.

Changes in the market value of shares will be governed by the public auction procedure for determining the price of the shares, established for such purposes by the Mexican Stock Exchange. América Móvil shareholders will continue to own their América Móvil shares. América Móvil shares will continue to trade on the Mexican Stock Exchange under the ticker symbols “AMX A” and “AMX L.”

Securities of Sitios Latinoamérica

Unlike América Móvil, the capital stock of Sitios Latinoamérica will be represented by a single series of shares - the “Single Series” - which will have full voting rights. The shares of Sitios Latinoamérica will be registered in the National Securities Registry and listed on the Mexican Stock Exchange for trading in Mexico without an underwritten public offering.

The shares to be issued as a result of the Transaction will be delivered to América Móvil’s shareholders initially in the same proportion as the shares they hold in América Móvil, and the total number of Sitios Latinoamérica’s shares that will comprise its capital stock will be equal to the total number of América Móvil outstanding shares that comprise América Móvil’s capital stock, minus the total number of shares that América Móvil holds in its treasury on the Record Date as part of its treasury stock acquisition program. This results from the fact that only América Móvil’s shares outstanding on the Record Date will be entitled to receive shares of Sitios Latinoamérica, and the shares held in América Móvil’s treasury will not have any rights in connection with the issuance of shares as a result of the Transaction. As a result of the foregoing, Sitios Latinoamérica’s shareholder composition on the effective date of the Transaction will be the same as that of América Móvil, including the Slim Family.

Once the shares representing the capital stock of Sitios Latinoamérica are registered in the National Securities Registry and in the list of securities eligible for trading on the Mexican Stock Exchange, the delivery of the shares of Sitios Latinoamérica will be made to the shareholders directly or through Indeval on the Distribution Date and in accordance with the terms of the notice that América Móvil will publish for the information of its shareholders pursuant to the Mexican General Provisions.

For a more detailed comparison between the characteristics of América Móvil’s shares and the shares of Sitios Latinoamérica, see the “Information about the Transaction - Relevant Differences between the Securities of América Móvil and Sitios Latinoamérica as a Result of the Transaction” section of this Information Statement.

América Móvil has prepared this Information Statement to explain the Transaction to its shareholders, who will receive Shares of Sitios Latinoamérica. América Móvil has also filed an information statement (folleto informativo) in Spanish with the Mexican National Banking and Securities Commission and the Mexican Stock Exchange, which is available on the websites of the Mexican National Banking and Securities Commission at www.cnbv.gob.mx, the Mexican Stock Exchange at www.bmv.com.mx and América Móvil at www.americamovil.com. In accordance with Mexican law, América Móvil will not conduct any proxy solicitation for the Extraordinary Meeting of Shareholders called to approve the Transaction. As a foreign private issuer, América Móvil is exempt from the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, concerning proxy solicitations and information statements.

THIS INFORMATION STATEMENT IS NOT AN OFFER FOR THE SUBSCRIPTION AND/OR SALE OF SECURITIES IN MEXICO AND HAS BEEN PREPARED AND IS MADE AVAILABLE TO THE SHAREHOLDERS OF THE ISSUER AND THE GENERAL PUBLIC SOLELY FOR THE PURPOSE OF PROVIDING INFORMATION TO THE SHAREHOLDERS FOR THEIR DECISION MAKING AT THE NEXT SHAREHOLDERS’ MEETING IN ACCORDANCE WITH THE MEXICAN SECURITIES MARKET LAW AND OTHER APPLICABLE LEGISLATION.

The shares representing the capital stock of América Móvil, S.A.B. de C.V. are registered in the National Securities Registry maintained by the National Banking and Securities Commission and are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V. under the ticker symbols “AMX A” and “AMX L.” The registration in the National Securities Registry does not imply certification as to the validity of the securities, the solvency of América Móvil or the accuracy or truthfulness of the information contained in this Information Statement, nor does it validate any acts that may be required to be performed by América Móvil in connection with the issuance of the securities.

Copies of this Information Statement are available to América Móvil’s shareholders upon request from the Investor Relations Department, which offices are located at Lago Zurich No. 245, Plaza Carso, Edificio Telcel, Colonia Ampliación Granada, Miguel Hidalgo, C.P. 11529, Mexico City, Mexico; attention: Daniela Lecuona Torras; telephone: +52 (55) 2581-4449; e-mail: daniela.lecuona@americamovil.com.

The electronic version of this Information Statement may be consulted on the Issuer’s website at the following address: www.americamovil.com and on the website of the Bolsa Mexicana de Valores, S.A.B. de C.V. at the following address: www.bmv.com.mx.

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Risk Factors related to Sitios Latinoamérica	35

SELECTED FINANCIAL INFORMATION	40

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION	45

SIGNIFICANT CONTRACTS	47

RESPONSIBLE PERSONS	48

ANNEXES	49

EXTERNAL AUDITOR’S REPORT	Annex 1

THE ANNEXES ATTACHED HERETO FORM AN INTEGRAL PART OF THIS INFORMATION STATEMENT.

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GLOSSARY OF TERMS AND DEFINITIONS

Unless otherwise defined herein, capitalized terms used in this Information Statement and listed below shall have the following meanings, which shall apply equally to the singular or plural forms of such terms:

Term	Definition

“Active Infrastructure”	Components of telecommunications or radio broadcasting networks that store, issue, process, receive, or transmit writing, images, sounds, signals, signs or information of any nature.

“ADS”	Series A ADSs or Series L ADSs.

“América Móvil,” “AMX” or “Issuer”	América Móvil, S.A.B. de C.V.

“Annual Report”

Annual report of the Issuer for the year ended December 31, 2020, filed with the Mexican National Banking and Securities Commission and the Mexican Stock Exchange in accordance with the Mexican Securities Market Law and the Mexican General Provisions, which may be viewed by accessing the Issuer’s website at www.americamovil.com and the Mexican Stock Exchange’s website at www.bmv.com.mx.

“Approval Date”	September 29, 2021, the date of the general extraordinary shareholders’ meeting of América Móvil at which the approval of the Transaction will be subject to approval, among other related issues.

“Control Trust”

Trust F/0126 of Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria, which according to publicly available information, owns Series AA Shares and Series L Shares of América Móvil for the benefit of the Slim Family.

“Depositary”	Citibank, N.A. as depositary for the AMX Series A ADS program and Series L ADS program.

“Distribution Date”	The date on which the shares of Sitios Latinoamérica will be distributed to the AMX shareholders.

“Dollars” or “USD” or “US$”	Dollars, legal tender in the United States.

“IFRS”	The International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

“Information Statement”	This Information Statement regarding the Transaction.

“Mexican General Corporations Law”	The Mexican General Corporations Law (Ley General de Sociedades Mercantiles) published in the Federal Official Gazette on August 4, 1934 and the amendments thereto.

Term	Definition

“Mexican General Provisions”

The General Provisions Applicable to Securities Issuers and other Securities Market Participants (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y otros participantes del Mercado de Valores), issued by the Mexican National Banking and Securities Commission, and its annexes (Circular Única de Emisoras).

“Mexican National Banking and Securities Commission”	The Comisión Nacional Bancaria y de Valores.

“Mexican Stock Exchange”	The Bolsa Mexicana de Valores, S.A.B. de C.V. or, in its absence, any stock exchange authorized to operate as such by the Mexican Ministry of Finance and Public Credit.

“Mexican Securities Market Law”	The Mexican Securities Market Law published in the Federal Official Gazette on December 30, 2005, along with its amendments (Ley del Mercado de Valores).

“Mexico”	The United Mexican States.

“National Securities Registry”	Registro Nacional de Valores, held by the Mexican National Banking and Securities Commission.

“Operating Subsidiaries”	The subsidiary companies of Sitios Latinoamérica that own the Passive Infrastructure in each of the countries where Sitios Latinoamérica will operate.

“Passive Infrastructure”

The non-electronic components of telecommunications networks consisting primarily of: (i) the physical spaces on real property (or parts thereof) possessed under any legal title; (ii) the towers, masts, and other structures that provide support for radio communication antennas; and (iii) the civil engineering works, wiring, frames, ducts, and components to delimit and restrict access, as well as other on-site accessories that are useful for the installation and operation of radio equipment and other Active Infrastructure.

“Pesos” or “$” or “Ps.” or “Ps$” or “National Currency”	Pesos, legal tender in the United Mexican States.

“Pro Forma Financial Statements” or “Pro Forma Consolidated Financial Information”

The unaudited pro forma consolidated statements of financial position of América Móvil for the year ended December 31, 2020; as well as the unaudited pro forma consolidated statements of comprehensive income for the year ended December 31, 2020 and for the six-month period ended June 30,2021, and the related notes.

“Quarterly Report”

The Issuer’s quarterly report for the quarter ended on June 30, 2021, filed with the Mexican National Banking and Securities Commission and the Mexican Stock Exchange in accordance with the Mexican Securities Market Law and the Mexican General Provisions, which may be viewed by accessing the Issuer’s website at www.americamovil.com and the Mexican Stock Exchange’s website at www.bmv.com.mx.

“Record Date”	The date on which the right of the holders of AMX shares to receive shares of Sitios Latinoamérica will be determined.

“Series A ADS”	The ADSs representing 20 Series A Shares of América Móvil.

Term	Definition

“Series A Shares”

The common Series A Shares, registered, without par value, that represent the capital stock of América Móvil. Pursuant to América Móvil’s by-laws, at the option of the holder, each Series A Share may be exchanged for one Series L Share.

“Series AA Shares”

The common Series AA Shares, registered, without par value, that represent the capital stock of América Móvil. Pursuant to América Móvil’s by-laws, at the option of the holder, each Series AA Share may be exchanged for one Series L Share.

“Series L ADS”	The ADSs representing 20 Series L Shares of América Móvil.

“Series L Shares”	The Series L Shares with limited voting rights and preferred dividends in the event of liquidation, registered, without par value, that represent the capital stock of América Móvil.

“Slim Family”	Mr. Carlos Slim Helú and his sons, daughters, grandsons and granddaughters.

“Sitios Latinoamérica”	The company resulting from the Transaction, which will be called Sitios Latinoamérica, S.A.B. de C.V., or any other corporate name that may be authorized, and its subsidiaries.

“Tower Access Conditions”

The access conditions, agreements, contracts, reference offers, authorizations and/or permits granted by the corresponding authorities, for the granting of access and shared use of telecommunications towers and other Passive Infrastructure deployed in certain of the Latin American countries where América Móvil currently operates.

“Transaction”

The distribution of the shares of Sitios Latinoamérica resulting from the corporate restructuring through a procedure under Mexican corporate law called escisión, or “split-up”, the principal purpose of which will be to create Sitios Latinoamérica, a new Mexican company, to which América Móvil will contribute the shares representing the capital stock of its subsidiaries that hold, directly or indirectly, telecommunications towers and other Passive Infrastructure deployed in certain of the Latin American countries where América Móvil currently operates, as well as other assets, liabilities and capital. The shares of Sitios Latinoamérica will be distributed to América Móvil’s shareholders as described herein. América Móvil’s remaining business units and operations will remain in América Móvil, as described under “Description of the Transaction.”

“United States”	The United States of America.

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EXECUTIVE OVERVIEW

The following summary provides a brief description of the Transaction, and is not intended to contain all of the information that may be relevant to the Transaction. The information provided below should be read together with the information and financial information included in other sections of this Information Statement.

You should read carefully the entirety of this Information Statement, including the sections titled “Risk Factors,” “Information about the Transaction” and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” as well as our unaudited Pro Forma Financial Statements and the notes thereto, which are included in this Information Statement and are supplemented by the information set forth in the Issuer’s Annual Report and Quarterly Report, which are incorporated by reference into this Information Statement. These documents may be consulted by visiting the Mexican Stock Exchange’s website at www.bmv.com.mx and the Issuer’s website at www.americamovil.com.

This document contains certain forecasts or projections, which reflect the current views or expectations of AMX and its management with respect to its performance, business and future events. AMX uses words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “outlook,” “guidance,” “should” and similar expressions to identify forward-looking statements, but this is not the only way in which it refers to them. Such statements are subject to certain risks, contingencies and assumptions. AMX cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this Information Statement. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forecast or projection that may result from new information, future events or otherwise.

The Transaction

The Transaction described in this Information Statement consists primarily of the distribution of the shares of Sitios Latinoamérica by América Móvil, conducted by means of a procedure under Mexican corporate law called escisión, or “split-up”, the principal purpose of which will be to transfer to Sitios Latinoamérica, which will be created as a public company with variable capital (sociedad anónima bursátil de capital variable), the shares representing the capital stock of the subsidiaries that own, directly or indirectly, telecommunications towers and other Passive Infrastructure elements deployed in various Latin American countries where América Móvil currently operates, as well as other assets, liabilities and capital. The shares of Sitios Latinoamérica will be distributed to América Móvil´s shareholders as described herein. The remaining business units and operations, particularly the operations related to the provision of telecommunications services, will remain in América Móvil.

Sitios Latinoamérica, either directly or through its subsidiaries that maintain Passive Infrastructure, will provide infrastructure access and use services to América Móvil’s subsidiaries that provide telecommunications services in the region, and may provide such services to any other person, including other telecommunications service operators that are competitors of América Móvil in some of the markets in which América Móvil and its subsidiaries currently operate, making Sitios Latinoamérica an efficient option for the use and management of Passive Infrastructure and for financing capital investments in the development of their respective telecommunications service networks. The Transaction will allow the independent operation of two different types of businesses and permit each business to more effectively meet its corresponding financial, operational, technological and administrative needs. For more information about the characteristics of “Sitios Latinoamérica” and its shareholder structure after the split-up, see the “Information about the Transaction” section of this Information Statement.

The Transaction involves a series of coordinated acts and resolutions that have been executed or will be executed, including a subsequent consolidation of the number of shares, without reducing capital (Inverse Split), of the shares representative of the capital stock of Sitios Latinoamérica, along with a number of internal reorganizations, such as acquisitions and split-ups, that will, among other things, allocate telecommunications towers and other Passive Infrastructure to AMX’s subsidiaries independent from those providing telecommunications services. The acts and resolutions, including those of Sitios Latinoamérica and América Móvil, will be subject to applicable Mexican law and the corresponding corporate and governmental requirements and authorizations, if any, required in each jurisdiction involved, including Mexico. Various acts taken as part of the Transaction are subject to the applicable laws of each jurisdiction involved in the Transaction.

In addition to Mexico, América Móvil currently operates in the following Latin American countries: Argentina, Brazil, Chile, Colombia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Paraguay, Peru, Puerto Rico and Uruguay. The Passive Infrastructure in Colombia will not be part of the Transaction contained in this Information Statement.

América Móvil intends to carry out the Transaction in the most efficient manner possible taking into account several factors, including financial, corporate, tax and regulatory considerations. For more information, see the “Information about the Transaction” section of this Information Statement.

Securities of Sitios Latinoamérica

The capital stock of Sitios Latinoamérica will be represented by a single series of shares – the Single Series – which will have full voting rights. The shares of Sitios Latinoamérica will be registered in the National Securities Registry and listed on the Mexican Stock Exchange for trading in Mexico without an underwritten public offering.

The shares of Sitios Latinoamérica to be issued as a result of the Transaction will initially be delivered to América Móvil’s shareholders in the same proportion that they hold shares in América Móvil as of the Record Date. It is anticipated that there will be a consolidation of the number of shares without reducing capital (inverse Split) at a ratio of ten América Móvil shares per one Sitios Latinoamérica share or at any other ratio as may be determined from time to time.

For a more detailed comparison between the characteristics of América Móvil’s shares and the shares of Sitios Latinoamérica, see the “Differences between the Securities of América Móvil and Sitios Latinoamérica” in the “Information about the Transaction” section of this Information Statement.

The Issuer

The Issuer’s Annual Report and Quarterly Report are incorporated by reference to this section. These documents may be consulted on the Mexican Stock Exchange’s website at www.bmv.com.mx and the Issuer’s website at www.americamovil.com.

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INFORMATION ABOUT THE TRANSACTION

Description of the Transaction

The Transaction described in this Information Statement consists primarily of the distribution of the shares of Sitios Latinoamérica by América Móvil, conducted by means of a procedure under Mexican corporate law called escisión, or “split-up”, the principal purpose of which will be to create Sitios Latinoamérica, a corporation with variable capital (sociedad anónima bursátil de capital variable). América Móvil will be transferring to Sitios Latinoamérica the shares representing the capital stock of its subsidiaries that own, directly or indirectly, telecommunications towers and other Passive Infrastructure elements deployed in various Latin American countries, as well as other assets, liabilities and capital. The shares representative of the capital of Sitios Latinoamérica will be distributed to America Movil’s shareholders as provided herein. The remaining business units and operations, particularly the operations related to the provision of telecommunications services, will remain in América Móvil.

The Transaction involves a series of coordinated acts and resolutions that have been executed or will be executed, including a consolidation of the number of shares without reducing capital (Inverse Split) expected to be carried out before the Distribution Date, at a ratio of ten América Móvil shares per one Sitios Latinoamérica share or at any other ratio as may be determined from time to time, along with a number of internal reorganizations, such as acquisitions and split-ups, that will, among other things, allocate telecommunications towers and other Passive Infrastructure to AMX’s subsidiaries independent from those providing telecommunications services. The Transaction requires a series of corporate acts to be carried out in different levels of the corporate structure as well as in diverse jurisdictions, which, will be subject to applicable law and the corresponding corporate and governmental requirements and authorizations required in each jurisdiction involved, including Mexico. For more information, see “Previous Steps. Reorganization of Subsidiaries” in the “Information about the Transaction” section of this Information Statement.

Upon the registration of its shares with the National Securities Registry, Sitios Latinoamérica will be a corporation with variable capital (sociedad anónima bursátil de capital variable) and will be called Sitios Latinoamérica, S.A.B. de C.V. or any other corporate name that may be authorized. Sitios Latinoamérica’s purpose will be, among others, to (i) promote, incorporate, organize, acquire and participate in the capital stock or equity of all types of companies and enterprises, both domestic and foreign, as well as to participate in their administration and oversight; (ii) provide services related to the structuring, installation, maintenance, operation and commercialization, either directly or through its subsidiaries, of various types of towers, support structures, physical space for the placement of towers, as well as the placement of non-electrical elements, in each case used for the installation of wireless communication transmission equipment, which constitute the telecommunications towers and other Passive Infrastructure deployed in certain of the Latin American countries where América Móvil currently operates, and (iii) market products and provide related services directly or indirectly related to the telecommunications towers and other Passive Infrastructure deployed in certain of the Latin American countries where América Móvil currently operates.

In addition to Mexico, América Móvil currently operates in the following Latin American countries: Argentina, Brazil, Chile, Colombia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Paraguay, Peru, Puerto Rico and Uruguay. The Passive Infrastructure in Colombia will not be part of the Transaction contained in this Information Statement.

The companies that own Passive Infrastructure either currently provide or will provide infrastructure access and use services to América Móvil’s subsidiaries that provide telecommunications services in the region, as well as to other telecommunications service operators that are competitors of América Móvil in the markets where such Passive Infrastructure is located. Consequently, Sitios Latinoamérica will become an efficient option for the use and management of Passive Infrastructure, allowing telecommunications service operators to finance capital investments in the development of their respective telecommunications service networks. In this way, the Transaction will facilitate the independent operation of two different types of businesses, allowing each business to more effectively meet its corresponding financial, operational, technological and administrative needs.

In this regard and as part of the pre-split-up events, on February 9, 2021, América Móvil announced its plan to separate from the rest of its operations the assets comprising the telecommunications towers and other Passive Infrastructure deployed in certain of the Latin American countries where América Móvil currently operates in order to allow the independent operation and commercialization of both businesses.

The Transaction has been approved by the board of directors of América Móvil and is subject to approval by América Móvil’s shareholders. You are not being asked to vote on the Transaction.

The Transaction implicates neither a change of control nor the participation of third parties. Once the Transaction takes effect, Sitios Latinoamérica and América Móvil will have the same shareholders in the same proportions, including the Slim Family.

Pursuant to the split-up of the assets and the creation of Sitios Latinoamérica, holders of América Móvil shares will initially receive the same number of shares in Sitios Latinoamérica for each share they hold of América Móvil. Only América Móvil shareholders will receive shares of Sitios Latinoamérica as a result of the Transaction. América Móvil will not receive any shares of Sitios Latinoamérica as part of the Transaction. Before the Distribution Date, as a part of the Transaction, it is expected that there will be a consolidation of the number of shares without reducing capital (inverse Split) at a ratio of ten América Móvil shares per one Sitios Latinoamérica share or at any other ratio as may be determined from time to time.

As a result of the Transaction, it is expected that the book value and market value of América Móvil’s shares will be reduced. Except for the foregoing, América Móvil’s shares will retain their rights and characteristics and the proposed Transaction will not affect in any way the current capital structure of América Móvil.

Changes in the market value of shares will be governed by the public auction procedure for determining share price, established for such purposes by the Mexican Stock Exchange. América Móvil shareholders will continue to own their América Móvil shares. América Móvil shares will continue to trade on the Stock Exchange under the ticker symbols “AMX A” and “AMX L.”

Securities of Sitios Latinoamérica

Unlike América Móvil, the capital stock of Sitios Latinoamérica will be represented by a single series of shares – the Single Series – which will have full voting rights. The shares of Sitios Latinoamérica will be registered in the National Securities Registry and listed on the Mexican Stock Exchange for trading in Mexico without an underwritten public offering.

The shares to be issued as a result of the Transaction will be delivered to América Móvil’s shareholders in the same proportion as the shares they hold in América Móvil, and the total number of Sitios Latinoamérica’s shares that will initially comprise its capital stock will be equal to the total number of América Móvil shares that comprise América Móvil’s capital stock, minus the total number of shares that América Móvil holds in its treasury on the Record Date as part of its treasury stock acquisition program. This results from the fact that only América Móvil’s shares outstanding on the Record Date will be entitled to receive shares of Sitios Latinoamérica, and the shares held in América Móvil’s treasury will not have any rights in connection with the issuance of shares of Sitios Latinoamérica as a result of the Transaction. As a result of the foregoing, Sitios Latinoamérica’s shareholder composition on the effective date of the Transaction will be the same as that of América Móvil, including the Slim Family.

Once the shares representing the capital stock of Sitios Latinoamérica are registered in the National Securities Registry and in the list of securities eligible for trading on the Mexican Stock Exchange, the delivery of the shares of Sitios Latinoamérica will be made to the shareholders directly or through Indeval on the Distribution Date and in accordance with the terms of the notice that América Móvil will publish for the information of its shareholders pursuant to the Mexican General Provisions.

For a more detailed comparison between the characteristics of América Móvil’s shares and the shares of Sitios Latinoamérica, see the “Information about the Transaction – Relevant Differences between the Securities of América Móvil and Sitios Latinoamérica as a Result of the Transaction” section of this Information Statement.

For further information and a detailed description of the manner in which the Unaudited Pro Forma Consolidated Financial Statements were prepared and how the Transaction is reflected therein, please read the notes to the Unaudited Pro Forma Financial Statements attached as “Exhibit I” to this Information Statement.

Previous Steps. Reorganization of Subsidiaries.

The Transaction will be carried out in accordance with a procedure established in the Mexican General Corporations Law called escisión, or “split-up”, and in accordance with the terms of the Mexican Securities Market Law and the provisions contained therein. An escisión consists of the separation of a company to create a new company, to which a portion of the assets, liabilities and capital of the original company is transferred. Only América Móvil’s shareholders will receive shares of Sitios Latinoamérica resulting from the Transaction. América Móvil will not receive any shares of Sitios Latinoamérica as part of the Transaction.

América Móvil has taken and/or will take a series of legal and corporate actions to reorganize specific subsidiaries in order to facilitate the implementation of the Transaction. In this regard, América Móvil has taken or will take a series of acts and corporate reorganizations prior to, and potentially after, the Transaction in the different countries participating in this Transaction to establish an adequate structure and organization in different groups of subsidiaries controlled by América Móvil, which have or will have (as the case may be) the ownership of the Passive Infrastructure and which are currently and will be responsible for providing access and use services to the Passive Infrastructure to América Móvil and the telecommunications operators that request it. In general terms, the services of access and use of Passive Infrastructure currently provided by the subsidiaries of América Móvil in favor of third parties will be provided by the subsidiaries of Sitios Latinoamérica.

As part of the Transaction, América Móvil has resolved to segregate its assets that are necessary to carry out the commercialization of access and shared use services business of the telecommunications towers and other Passive Infrastructure deployed in certain of the Latin American countries where América Móvil currently operates. This business will be operated by Sitios Latinoamérica and/or by one or more of its subsidiaries, and will hold the rights with respect to the sites’ certificates or titles of occupancy and the rights over the towers and the rest of the corresponding Passive Infrastructure.

On the Approval Date, América Móvil’s shareholders will vote on the Transaction at the extraordinary shareholders’ meeting to be held on September 29, 2021, the notice of which was published on September 10, 2021. The split-up and exchange of shares subject to the Transaction consist of a series of legal acts, the most significant of which are described below.

Approval of the Board of Directors of América Móvil

At its meeting held on February 9, 2021, the Board of Directors of América Móvil resolved to implement all necessary and appropriate measures to carry out the separation of the telecommunications towers and other Passive Infrastructure deployed in certain of the Latin American countries where América Móvil currently operates. This was done to facilitate the independent operation of these assets and the commercialization of related services to interested third parties. As a result of such resolution, and on the same date, América Móvil made the following public announcement:

“‘América Móvil to spin-off its telecommunications towers’ Mexico City, February 9, 2021. América Móvil, S.A.B. de C.V. (‘AMX’ or ‘América Móvil’) [BMV: AMX] [NYSE: AMX | AMOV], informs that today its Board of Directors approved a plan to spin-off from América Móvil the telecommunications towers and other related passive infrastructure in Latin American countries where it currently operates.

This operation will maximize the infrastructure’s value, as the resulting entities will be independent from AMX, with their own management and personnel, exclusively focused in developing, building and sharing telecommunications towers for wireless services.

The execution of the reorganization plan will comply with applicable requirements under the laws of each jurisdiction, and will be subject to obtaining required approvals, including the approval by the shareholders’ meetings of AMX.

AMX expects to implement the reorganization during 2021.”

Preliminary Steps

Since 2020, América Móvil’s management has analyzed the optimal preliminary steps to carry out the Transaction. A working group was established at América Móvil and at each of the operating subsidiaries in the participating Latin American countries to ensure that all the steps prior to the Transaction in each relevant jurisdiction were structured in accordance with local legislation and in the most efficient manner possible, taking into account, among other factors, the Transaction’s financial, corporate, tax and regulatory considerations.

Beginning in December 2020, after various consultations with members of our Executive Committee, we began implementing preliminary steps to reorganize operations within the América Móvil group in order to separate the Passive Infrastructure subject to the Transaction from the telecommunications services operations, without transferring Passive Infrastructure to third parties outside AMX group. Such preliminary steps included, as applicable, obtaining the required authorizations in each country.

The following table illustrates, for each country involved in the Transaction, the separation executed or to be executed with respect to the Passive Infrastructure, in order for a newly created company to, after the completion of the Transaction, provide Passive Infrastructure access and use services to América Móvil and any other applicants for such services:

Country	Structure	Resulting Entity
Argentina	Sale and Purchase of Assets	Arrendadora Móvil Argentina S.A.
Brazil	Split-up	Torres do Brasil S.A.
Chile	Split-up	Sites Chile S.A.
Costa Rica	Sale and Purchase of Assets	Sites Telecomunicaciones Costa Rica S.A.
Dominican Republic	TBD	TBD
Ecuador	Split-up	Sites Ecuador S.A.S.
El Salvador	Sale and Purchase of Assets	Sites El Salvador S.A. de C.V.
Guatemala	Sale and Purchase of Assets	Sites Guatemala S.A.
Honduras	Sale and Purchase of Assets	Sites Honduras S.A. de C.V.
Nicaragua	Sale and Purchase of Assets	Sites Nicaragua S.A.
Panama	Sale and Purchase of Assets	Sites Telecomunicaciones Panamá S.A.
Paraguay	Sale and Purchase of Assets	Sitios Telecomunicaciones Paraguay S.A.
Peru	Sale and Purchase of Assets	Torres Perú S.A.C.
Puerto Rico	Sale and Purchase of Assets	Sites Puerto Rico LLC
Uruguay	Sale and Purchase of Assets	Sitios Telecomunicaciones Uruguay S.A.

In the cases of Peru and Dominican Republic, considering the analysis carried out to the date, as well as the required authorizations, we anticipate that the transfer of the Passive Infrastructure may take place as part of the preliminary steps or simultaneously to the Transaction or could be deferred until after the Distribution Date. Given the afore mentioned, it is noted that this Information Statement, including the financial information disclosed in it, contemplates the transfer of Passive Infrastructure to a subsidiary of Sitios Latinoamérica in such countries, which might be subject to change.

América Móvil Shareholders’ Meeting

América Móvil will hold an extraordinary shareholders’ meeting on September 29, 2021, at which América Móvil’s shareholders will, among other matters, vote on the approval of the Transaction. The Transaction has been approved by the board of directors of América Móvil and is subject to approval by América Móvil’s Series A and AA shareholders. You are not being asked to vote on the Transaction. Following the extraordinary shareholders’ meeting, the resolutions adopted will be recorded before a notary public and registered with the Public Registry of Commerce. In addition, an extract of the resolution regarding the approval of the Transaction and the issuance of shares of Sitios Latinoamérica will be made public through the legally available channels.

Conditions

The Transaction, as well as the final implementation of certain steps outlined in this Information Statement, is subject to obtaining various corporate and legal authorizations, consents and/or non-objections, as well as the adequacy of the authorizations already obtained. The Transaction is subject to the following principal conditions:

(1)

confirmation by the Mexican Ministry of Finance and Public Credit, through the Tax Administration Service, that the Transaction, among other things, complies with the applicable tax provisions, including the requirements established in article 14-B, section II, paragraph a) of the Mexican Federal Tax Code; and

(2)

issuance of a certification executed by América Movil´s legal representative communicating that the Transaction has i) all required authorizations in the countries involved in the Transaction and/or that all applicable legal and statutory deadlines for the Transaction to take effect in the different involved jurisdictions have elapsed; and ii) that there are no legal impediments to its definitive execution. The special delegates appointed at the extraordinary shareholders’ meeting may waive any of the foregoing conditions, but the waiver of any one condition will not be construed as a waiver of any other condition. In addition, the final implementation of certain steps described in this Information Statement will require subsequent actions by us and third parties, including the registration of the shares representing the capital stock of Sitios Latinoamérica with the National Securities Registry of the Mexican National Banking and Securities Commission.

The special delegates designated in América Móvil´s shareholder meeting might waive any of the above mentioned conditions, however the waiver to one of any such conditions would not imply a waiver of the remaining conditions.

Moreover, the Transaction requires the performance of various acts subsequent to the Approval Date, which must be completed in different jurisdictions. Many acts may, apart from us, depend on third parties. Consequently, we are not able to control the times in which those acts will be carried out or if they will be carried out as expected or carried out at all, including the registration of the shares of Sitios Latinoamérica on the National Securities Registry

Application for Registration of Shares of Sitios Latinoamérica in the National Securities Registry

Upon completion of the Transaction, it is expected that Sitios Latinoamérica will request that the Mexican National Banking and Securities Commission register the shares of Sitios Latinoamérica in the National Securities Registry. It is also expected that Sitios Latinoamérica will apply to list Sitios Latinoamérica’s shares in the Mexican Stock Exchange.

Distribution of Shares

See “Transaction Information – Distribution Date.”

Continuity

Once the Transaction becomes effective, América Móvil will continue to be a holding company, and its operations will focus primarily on the provision of telecommunications services. Sitios Latinoamérica – Sitios Latinoamérica – will be organized as an independent company, with sufficient capacity to maintain and dispose of its own assets. The composition of the board of directors of Sitios Latinoamérica will be established at the moment of its incorporation. In addition, América Móvil and Sitios Latinoamérica, as well as their respective subsidiaries, may enter into various agreements and contracts customary in this type of transaction to facilitate the separation. See “Certain Relationships between América Móvil and Sitios Latinoamérica.”

Objective of the Transaction

Like many telecommunications companies, América Móvil had previously pursued a strategic policy of developing its own Passive Infrastructure as a way to offer increased value in its coverage and quality of networks. However, based on strategic, operational and business assessments routinely carried out by its management, América Móvil determined that it will be able to create more shareholder value by segmenting certain business activities and creating a new publicly listed company independent from América Móvil that will have its own equity and management, list on the Mexican Stock Exchange, and market its assets and services directly to third parties, including América Móvil. The telecommunications environment is changing and each business faces different challenges and opportunities.

The main objectives of the Transaction are as follows:

●

create a new company independent of América Móvil to allow investors to differentiate and select between two types of businesses, operated autonomously with separate management, operational, commercial, and financial objectives;

●

improve the competitive position of the businesses of América Móvil and Sitios Latinoamérica. By operating as independent companies, both América Móvil and Sitios Latinoamérica will be able to focus their efforts and resources on improving and strengthening their position in their respective industries;

●

maximize the value of the split-up Passive Infrastructure by allowing its optimal development through management and financing specific to its operations and making it available to all telecommunications operators in the countries where the Passive Infrastructure is located;

●	enable the management teams of each of these businesses to develop their own strategy and operation, allowing them to reach their appropriate size;

●

allow each of these two companies to obtain a more efficient market valuation by highlighting the implicit value of the Passive Infrastructure, as well as an optimal capitalization structure, according to the needs of each type of business;

●	maximize the flexibility of both companies to capitalize on growth opportunities in changing markets;

●

enter into arms-length commercial relationships between América Móvil and Sitios Latinoamérica through medium and long-term operating contracts, on market terms available to other telecommunications operators, continuing a strategy of Passive Infrastructure sharing; and

●	Potentially unlock industrial benefits, allowing for reconfiguration of resource allocation, including future savings in operating and capital expenditures for América Móvil.

It is contemplated that the foregoing purposes can be achieved satisfactorily and quickly if América Móvil carries out the Transaction. The assignment of the telecommunications towers and other Passive Infrastructure related to América Móvil’s wireless operations in the countries involved in the Transaction to Sitios Latinoamérica and its subsidiaries will allow this new autonomous company to optimize its operating and financial position, as well as its competitive position.

Upon consummation of the Transaction, Sitios Latinoamérica will have an approximate tower portfolio of 36,008 towers in 15 markets with an approximate potential EBITDA of Ps.7,000 million.

In recent years, the global trend in the telecommunications industry was the simultaneous expansion of customers and networks. In particular, the dominant belief was that the development by telecommunications companies of their own infrastructure was considered a strategic activity, since they were just starting to deploy mobile networks and coverage was a major differentiating factor. However, the evolution of the mobile telecommunications market has led telecommunications operators in both developed and developing countries to redefine their strategy towards creating an independent business structure for their Passive Infrastructure.

These conditions, together with the growing investment requirements to meet the volume of data traffic, have required adjustments to the strategies of telecommunications companies, which have resorted to (i) the sharing of towers and the sites where they are located or (ii) the sale to third parties of such towers and sites so that they may be marketed and operated more efficiently.

This paradigm shift is especially important in Latin America and the Caribbean as fixed telephone penetration in the region is relatively low when compared to the rest of North America or Europe, making the deployment of mobile telephone networks more relevant. Therefore, it is estimated that mobile telephones will play an increasingly relevant role in Latin America and the Caribbean given the demand for broadband services; particularly the deployment of new fourth and fifth generation technologies may drive the need to introduce new networks and increase coverage. Companies such as Telefónica, Oi, Nextel and Millicom, among others, have adopted business models based on the above, having sold more than 30 thousand towers for mobile telephones over the last few years.

Thus, a wide variety of companies specialized in the provision of radio infrastructure services have emerged. According to KPMG, in India, for example, 100% of the towers were operated by the telecommunications operators themselves in 2006, while in 2010 around 85% were operated by independent companies.

In the United States, there are at least three public companies predominantly operating in the radio communications infrastructure operation sector: American Tower Corporation, Crown Castle International Corporation and SBA Communications Corporation. According to a TowerXchange report issued during November 2019, American Tower Corporation was the largest independent operator of remote communication and broadcast towers in North America based on the number of towers and sales. Currently more than half of American Tower Corporation’s sites are located outside the United States.

Generally, the main customers of these companies are the wireless carriers with the largest market share in the United States, which, in the case of American Tower Corporation, accounted for more than 96.3% of its domestic sales during 2019.1

1 Source: American tower 2019 Annual Report

One of the ways in which these companies have emerged is through the sale by radio operators of certain assets that were part of their passive infrastructure. This is because they have found it more efficient and competitive to share this infrastructure and use the proceeds to finance their core business. On the other hand, there are also multiple examples of telecommunications operators that have sold their passive infrastructure businesses in order to have two distinct and specialized businesses.

In certain of the Latin American countries in which América Móvil currently operates, the industry of access and shared use of passive infrastructure and related services began some years ago and has accelerated significantly in recent years with the sale of tower portfolios by some mobile telecommunications operators. There are currently more than 7 companies operating in this segment of the Latin American market, which together exceed 185 thousand towers. One of the main operators in the region is American Tower Corporation.

In Europe, Vodafone Group, PLC recently spun off its European tower infrastructure to a new entity, Vantage Towers, to unlock value for its shareholders, among other things.2

Sitios Latinoamérica is expected to generate significant profits, as other companies that independently offer Passive Infrastructure services have been able to do. This profitability would be caused by the fact that telephone towers are used by more operators.

The following are some of the principal reasons why América Móvil or its shareholders could benefit from the Transaction:

●

Increased Focus on End Users. The Transaction will allow América Móvil to focus on increasing the global penetration of its services to new users, as well as on improving the quality of customer service and technological innovation, differentiating itself based on its high operational capacity and through the continuous introduction of new business models that benefit its customers.

●

Reorientation of Investments and Costs. Capital expenditures and operating expenses are the largest costs in the telecommunications industry, a situation that is accentuated in emerging markets. By separating out its Passive Infrastructure business, América Móvil will be able to quickly and significantly optimize costs while simultaneously refocusing its capital expenditures on the expansion of its Active Infrastructure. Additionally, in the medium term, certain costs, such as land rent for tower sites, are expected to decrease, as these costs will be divided by the number of operators using each of these towers.

●

Capitalization or Valuation. Companies that concentrate their operations can potentially generate additional shareholder value, either by the compensation received from the sale of their assets to a third party, or in the case of split-ups, by an increase in the aggregate market value of both companies. In the case of the Transaction, the outcome would result from understanding the Passive Infrastructure as an asset in itself, which requires investment to become an income-generating business. In addition, the Transaction will allow investors to be exposed to two businesses with very different valuations. As of December 31, 2020, major telecommunications companies were trading at 6.4 times EBITDA (operating income plus depreciation and amortization), while telecommunications infrastructure service providers were trading at between 12.4 and 27.4 times EBITDA.[3]

Advantages of Business Unit Separation

Sitios Latinoamérica, as a specialized company, will be able to enjoy important advantages derived from the separate operation of its business, including:

2 Source: https://www.vodafone.com/news/press-release/create-europe-largest-tower-company-unlocking-value-for-shareholders.

3 Source: Bloomberg.

1.- Single Business Model. Sitios Latinoamérica will focus on only one business, which will provide the following benefits:

a. Increased Profitability. Most wireless telecommunications operators consider it advantageous to share Passive Infrastructure rather than individually assume the costs of installing and managing such infrastructure. Sitios Latinoamérica will therefore be able to market its assets to two or more customers, thereby increasing its potential customers, as well as the profitability and value of its assets;

b. Growth Opportunity. By distributing costs and investments among a larger number of participants, Sitios Latinoamérica will have the capacity to extend its infrastructure in locations where there is currently no network coverage;

c. Business Differentiated by Stability. Sitios Latinoamérica will operate a business with greater stability. Typically, companies in this market are able to foresee their revenues and long-term costs with greater precision than telecommunications operators, since the new contracts for tower space have a duration of approximately 10 (ten) years. The result is an ideal vehicle for investors seeking greater stability in the generation and distribution of profits;

d. Competitive Benefit. Given that new entrants and América Móvil’s current competitors in the markets in which it operates in Latin America and globally can take advantage of América Móvil’s previously-deployed Passive Infrastructure, such competitors can develop and scale their businesses more quickly. This benefits infrastructure operators such as Sitios Latinoamérica, since the increase in the number and size of telecommunications operators in the industry increases the occupancy rates of its Passive Infrastructure, strengthening the demand for the services offered and increasing the rate of return on its assets;

e. Operations Improvement. The creation of a company focused on the operation of a service useful to the telecommunications sector allows Sitios Latinoamérica’s management and employees to dedicate their efforts to developing a company that is distinguished by its quality of operation, which translates into benefits for its customers and for end users; and

f. Diversity of Strategies. Various strategies are available to increase the profitability of Sitios Latinoamérica’s business, either directly or through subsidiaries, including through an emphasis on (i) cost reduction through efficient resource management, (ii) optimal operation and maintenance of sites, (iii) better planning for new site requirements, mobile operator demand and technological requirements, (iv) the management of contractual relationships with customers and suppliers, (v) the incorporation of new platforms to improve service to tenants and (vi) continuous improvement in construction processes.

2.- Growing Market. It is anticipated that the explosion in data traffic for smart phones will continue to drive demand for more radio infrastructure. Mobile operators will have to continue to invest in expanding their network capacity to keep pace with the increase in demand for data plans, as well as the migration of users to fourth and fifth generation platforms.

Operating Expenses

The expenses inherent to the legal and corporate acts that constitute the Transaction will be assumed by América Móvil and its subsidiaries, except for those that by their very nature must be assumed by Sitios Latinoamérica or any of its subsidiaries. These expenses include, among others, notary fees and legal, tax, accounting and auditing fees common in transactions of this nature. As of the date of this Information Statement, expenses arising from the Transaction are expected to be in an approximate amount of Ps.75 million. The aforementioned expenses do not include expenses related to the payment of duties, taxes or registration fees, including those derived from the corresponding public registries, the National Securities Registry and the listing of Sitios Latinoamérica’s shares on the Mexican Stock Exchange.

Approval Date of the Transaction

The transaction was approved by the board of directors of América Móvil at a meeting held on February 9, 2021.

In order to obtain approval to carry out the Transaction from América Móvil’s shareholders, América Móvil published a call for an extraordinary general shareholders’ meeting on September 10, 2021, which will be held on September 29, 2021. The Transaction has been approved by the board of directors of América Móvil and is subject to approval by América Móvil’s Series AA and A shareholders. You are not being asked to vote on the Transaction. The aforementioned shareholders’ meeting will address, among other matters, the approval of the Transaction and the acts necessary to carry out the Transaction. The corresponding notice was published in the appropriate media in accordance with applicable law and América Móvil’s bylaws.

Share Exchange Date

The distribution of the shares representing the capital stock of América Móvil and Sitios Latinoamérica will be made as follows:

●

each holder of América Móvil’s Series AA Shares will initially receive the same number of shares of Sitios Latinoamérica Single Series per each América Móvil Series AA Share held as of the Record Date.

●	each holder of América Móvil’s Series A Shares will initially receive the same number of shares of Sitios Latinoamérica Single Series per each América Móvil Series A Share held as of the Record Date.

●	each holder of América Móvil’s Series L Shares will initially receive the same number of shares of Sitios Latinoamérica Single Series per each América Móvil Series L Share held as of the Record Date.

●	each shareholder of América Móvil will continue to own the same number of América Móvil shares.

Before the Distribution Date, as a part of the Transaction, it is expected that there will be a consolidation of the number of shares without reducing capital (inverse Split) at a ratio of ten América Móvil shares per one Sitios Latinoamérica share or at any other ratio as may be determined from time to time.

Only holders of América Móvil shares as of the Record Date will receive shares of Sitios Latinoamérica as a result of the Transaction. América Móvil will not receive any shares of Sitios Latinoamérica as part of the Transaction.

Once (i) the split-up related to the Transaction is fully effective; (ii) the Mexican National Banking and Securities Commission has authorized the registration of Sitios Latinoamérica’s shares in the National Securities Registry; and (iii) the favorable opinion of the Mexican Stock Exchange is obtained for such shares to be eligible for listing and therefore for quotation on the Mexican Stock Exchange, América Móvil will proceed to replace the corresponding shares currently outstanding with new shares of América Móvil.

Prior to the Distribution Date, there will be no separate securities for the shares of Sitios Latinoamérica. No investor may purchase, acquire, sell or transfer shares of Sitios Latinoamérica or América Móvil separately. The right to receive shares of Sitios Latinoamérica may not at any time be traded separately from América Móvil shares.

In the case of securities deposited in Indeval, the distribution of shares will be made in terms of the notice that América Móvil will publish for the information of its shareholders in accordance with the Mexican General Provisions. For such purpose, shareholders will be notified of the date on which shares of Sitios Latinoamérica will be independently listed on the Mexican Stock Exchange and the delivery of the securities representing such shares. The distribution of shares of Sitios Latinoamérica will not occur until such shares have been registered in the National Securities Registry.

With respect to the shares that are not deposited with Indeval, the distribution of shares of Sitios Latinoamérica will be made in the manner and at the time determined in the notice to shareholders that América Móvil will publish for the information of its shareholders.

Differences Between the Securities of América Móvil and Sitios Latinoamérica

América Móvil

Currently, América Móvil’s capital stock is represented by (i) Series AA Shares, with no par value; (ii) Series A Shares, with no par value; and (iii) Series L Shares, with no par value and limited voting rights. All of América Móvil’s outstanding shares are fully paid.

Series AA and Series A shares have full voting rights. Holders of Series L Shares may only vote in limited circumstances, such as in the transformation of América Móvil from one type of corporation to another; any merger; the extension of the duration or change of nationality of América Móvil; the voluntary dissolution of América Móvil; any change in corporate purpose of América Móvil; any transaction involving 20% or more of América Móvil’s consolidated assets; the cancellation of the registration of América Móvil’s shares on the Mexican Stock Exchange or any foreign stock exchange; and any other matter affecting the rights of the Series L Shares. In addition, the holders of the Series L Shares have the right to appoint two (2) members of the Board of Directors and the corresponding alternate directors.

Series AA Shares must at all times represent at least 51% of the total number of Series AA Shares and Series A Shares. In addition, Series AA Shares must at all times represent at least 20% of the total outstanding shares, and Series A Shares and Series L Shares may not represent, in the aggregate, more than 80% of the capital stock.

Each Series AA or Series A Share may be exchanged for one Series L Share at the holder’s option. Any capital increase will be represented by new shares of each series in proportion to the number of shares of each series outstanding at the time the increase is approved.

It is expected that, as a result of the Transaction, América Móvil’s bylaws will be amended to adjust the amount of fixed capital stock. This proposed amendment will be available for shareholder consultation at the offices of the Secretary of the Company with the advance notice required by applicable laws and the bylaws.

Sitios Latinoamérica

Unlike América Móvil, the capital stock of Sitios Latinoamérica will not be represented by several series of shares but by shares of a Single Series. The Single Series will have full voting rights, and any capital increase will be represented by new shares of such series in proportion to the number of shares outstanding at the time the increase is approved.

Sitios Latinoamérica intends to request that the Mexican National Banking and Securities Commission register its shares in the National Securities Registry. Likewise, Sitios Latinoamérica intends to request the listing of such shares on the Mexican Stock Exchange.

It is important to note that, as of the split-up from América Móvil contemplated in the Transaction, Sitios Latinoamérica will be independent from América Móvil. On the other hand, once Sitios Latinoamérica becomes an issuer with securities registered in the National Securities Registry, it will be obliged to comply with all the transparency and corporate governance mandates set forth in the current and applicable Mexican Stock Exchange regulations.

Effect of the Transaction on América Móvil’s Shares

Except for the substitution of shares described in the “Share Exchange Date” section of this Information Statement, the Transaction will not have any effect on the shares representing the capital stock of América Móvil or on the rights conferred by such shares on their holders.

As a result of the Transaction, the amount of the minimum fixed capital stock of América Móvil will change, without changing or affecting the total number of shares that currently represent such capital stock.

Effect of the Transaction on América Móvil’s ADSs

On the Distribution Date, the Depositary will receive the pro rata share of the Sitios Latinoamérica Single Series shares corresponding to América Móvil’s Series L Shares and Series A Shares underlying the Series A ADSs and Series L ADSs.

AMX and the Depositary are considering all available options to carry out the distribution of shares of Sitios Latinoamérica (or net proceeds of the sale of such shares) in an efficient and proportional way, including the possibility that certain ADS holders fulfilling certain requirements, such as maintaining an account with a broker, bank or any other participant in Indeval, may request through its broker, that their corresponding Sitios Latinoamérica shares are deposited in such account.

Before the Distribution Date, the Depositary will inform AMX’s ADS holders of the way in which such Distribution will be carried out, as well as the instructions, mechanisms and terms under which they will be able to elect to Distribute their Sitios Latinoamérica shares, if applicable. Only holders of ADS as of the Record Date will have the right to take part in the Distribution.

Notwithstanding the afore mentioned, pursuant to the terms and conditions of the deposit agreements governing ADS programs, any distribution of securities distinct from América Móvil’s shares, shall be made in any way that the Depositary considers fair and possible. If in the Depositary’s opinion such distribution cannot be conducted in a proportional way between the holders of ADSs or for any other reason considers that such distribution is not possible, the Depositary may adopt any other alternative distribution method it considers possible to carry out the distribution, including selling the shares of Sitios Latinoamérica, in which case the Depositary will distribute the net proceeds of such sale to the holders of ADSs in the same proportion to the number of ADSs held by them.

Accounting Treatment of the Transaction

Basis of presentation of Unaudited Pro Forma Financial Statements

In connection with the Transaction, the Issuer has prepared Unaudited Pro Forma Financial Statements with the following basis of presentation:

A.	The Issuer’s audited consolidated statements of financial position as of December 31, 2020, presented under IFRS.

B.	The Issuer’s audited consolidated statements of income for the year ended December 31, 2020 and unaudited for the six-month period ended June 30, 2021, presented under IFRS.

The pro forma information was prepared as if the Transaction had occurred as of December 31, 2020 for purposes of the unaudited pro forma consolidated statements of financial position and the unaudited pro forma consolidated statements of comprehensive income as of December 31, 2020, and for the six-month period ended June 30, 2021.

Pro forma adjustments

The pro forma adjustments included in the unaudited pro forma consolidated statements of financial position as of December 31, 2020, and in the unaudited pro forma consolidated statements of income for the year ended December 31, 2020 and for the six-month period ended June 30, 2021, as described below, represent the Transaction as if all preliminary steps were executed as described herein, including without limitation corporate and regulatory requirements and approvals. For more information on preliminary steps, see the section “Information about the Transaction – Preliminary Steps “ in this Information Statement.

This financial information does not purport to represent the results of operations or financial position of the Issuer as if the Transaction had occurred on the specific dates, nor does the information purport to project the results of operations and financial position of the Issuer for future periods or any future dates. All pro forma adjustments are based on preliminary estimates and assumptions and are subject to additional adjustments, changes and revisions upon completion of the Transaction.

Possible Tax Consequences of the Transaction

Mexico

Each América Móvil shareholder should consult its own tax advisor as to the tax consequences that may result from the Transaction, including the likelihood that the split-up from América Móvil will be taxable to such shareholder. The following is a summary of possible Mexican income and other tax consequences of the split-up from América Móvil, including in connection with the exchange of shares and the distribution of shares of Sitios Latinoamérica.

Those persons (individuals or legal entities) that receive shares of Sitios Latinoamérica, whether or not they are residents in Mexico for tax purposes, will not be subject to Income Tax (ISR) or Value Added Tax (VAT) as a consequence of the split-up from América Móvil contemplated in the Transaction.

Upon completion of the Transaction, América Móvil shareholders will receive shares of Sitios Latinoamérica in a percentage equal to their holdings in América Móvil as described in this Information Statement. For Mexican tax purposes, the shares received by América Móvil shareholders as a result of the Transaction do not constitute taxable income for them.

Subject to prior confirmation by the Mexican tax authorities and the fulfillment of the applicable requirements, it is expected that the delivery of shares of Sitios Latinoamérica will not generate tax consequences as a result of such transfer, assuming that the same shareholders maintain, for at least two years following the split-up from América Móvil that is part of the Transaction, at least 51% of the voting shares of América Móvil and Sitios Latinoamérica, among other requirements. América Móvil expects that the Slim Family, who directly or indirectly are beneficiaries of more than 51% of the subscribed and paid Series A Shares and Series AA Shares of América Móvil and more than 51% of the total outstanding capital stock of América Móvil as of the date of this Information Statement, will maintain their shareholding position in both, América Móvil and Sitios Latinoamérica, during the two years following the split-up from América Móvil in connection with the Transaction.

United States

U.S. holders should consult their own tax advisor as to the tax consequences that may result from the Transaction, including the consequences arising from the delivery, receipt or disposition of América Móvil shares or Sitios Latinoamérica, as well as the AMX ADSs. In addition, U.S. holders should consult the effects under federal, state and local laws, as well as other foreign laws, if any, and with respect to the possibility that the Transaction and the split-up from América Móvil may be taxable to such U.S. holder.

The following is a summary of certain U.S. income tax consequences of the split-up from América Móvil to a U.S. holder and does not purport to be an exhaustive description of all of the tax consequences of the Transaction. This summary may not be applicable to certain special classes of U.S. holders such as banks, regulated investment funds, infrastructure and real estate trusts, insurance institutions, among others. The tax treatment of the Transaction to holders will depend on their particular situations.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), certain provisions of the United States Treasury Regulations, as well as certain rulings of judicial and administrative authorities, as in effect on the date of this Information Statement. Both authorities and legal provisions are subject to change, possibly with retroactive effect. In all cases, the tax treatment of the Transaction to U.S. holders will depend on their particular situations.

For purposes of this summary, a “U.S. holder” means a beneficial owner of AMX shares or ADSs on the Share Record Date or ADS Record Date (as applicable), or of shares of Sitios Latinoamérica received in the split-up that is a citizen or resident of the United States or a U.S. domestic corporation or otherwise subject to U.S. federal income tax on a net income basis with respect to income from the AMX shares or ADSs or the shares of Sitios Latinoamérica (as applicable).

Generally, this section assumes that a U.S. holder of ADSs will be treated as the owner of the shares represented by those ADSs for U.S. income tax purposes.

Although the Transaction is expected to be treated for Mexican income tax purposes as an “exchange” of América Móvil shares for new shares of AMX and shares of Sitios Latinoamérica, it is expected (and this analysis assumes that it will be) that for U.S. federal income tax purposes, the split-up from América Móvil will be treated as a pro rata distribution (dividend) of shares of Sitios Latinoamérica with respect to the América Móvil shares or ADSs outstanding on the Distribution Date. Such distribution would be treated as a taxable dividend for U.S. income tax purposes and not as a tax-free delivery or distribution. Accordingly, a U.S. holder would recognize dividend income in an amount equal to the value of the shares of Sitios Latinoamérica.

We have not sought, and will not seek, confirmation from the IRS as to whether the split-up from América Móvil contemplated by the Transaction qualifies for tax-exempt treatment, and we cannot assure you that the IRS will not consider the split-up to be taxable or that any court will disagree with the IRS in the event that the matter is challenged.

It is recommended that each U.S. holder of ADSs consult its own tax advisor regarding (i) the consequences of the distribution and potential disposition of shares of Sitios Latinoamérica by the Depositary; (ii) the tax consequences to U.S. holders in the event that Sitios Latinoamérica is treated as a passive foreign investment company (PFIC); and (iii) any other tax consequences that may be relevant to U.S. holders in their particular circumstances. See “The Effect of the Transaction on América Móvil’s ADSs.”

Certain Relationships Between América Móvil and Sitios Latinoamérica

Immediately after the Transaction, América Móvil will not own any shares of Sitios Latinoamérica (Sitios Latinoamérica). Likewise, Sitios Latinoamérica will not own any shares of América Móvil. In accordance with the Mexican General Corporations Law, América Móvil will continue to be jointly and severally liable for the obligations assumed by Sitios Latinoamérica as a result of the split-up for a period of three years from the date of the last publication of the extract of the split-up resolution in accordance with the Mexican General Corporations Law. Such liability will not extend to those persons or entities that have expressly released América Móvil from such liability and have approved the split-up.

Agreements related to the approval of the Transaction

The separation of the two companies and the transfer of the assets, liabilities and capital to Sitios Latinoamérica will be carried in terms of the resolutions adopted through the shareholders’ meeting of América Móvil at which the Transaction is decided. América Móvil and Sitios Latinoamérica will be obligated to ensure compliance with the agreements and resolutions adopted by the shareholders in connection with the split-up and, if applicable, any other agreements entered into for such purposes.

Business Relationships and Use of Infrastructure.

América Móvil and Sitios Latinoamérica will have ongoing relationships with each other in the ordinary course of business in their respective markets. These relationships will include, among others, agreements for the use of infrastructure that Sitios Latinoamérica will directly or indirectly provide to América Móvil´s subsidiaries, as well as to various third parties.

Relevant contracts related to transition services between América Móvil and Sitios Latinoamérica

As part of the Transaction, it is expected that América Móvil and Sitios Latinoamérica will enter, directly or through their respective subsidiaries, into service agreements to ensure an adequate transition of operations, which may include, among others, the following matters:

●	legal
●	tax
●	payroll
●	information technology
●	telecommunications
●	treasury
●	accounts receivable and accounts payable
●	procurement
●	human resources
●	marketing
●	logistics
●	finance
●	accounting
●	investor relations
●	internal control
●	audit

Approvals and Consents

In connection with the split-up contemplated by the Transaction, América Móvil and Sitios Latinoamérica may require the consent of third parties. América Móvil does not expect to obtain all of these consents prior to the Approval Date, and some of these consents may not be obtained in the short term, or at all. Failure to obtain consent for the transfer of certain assets or operations to Sitios Latinoamérica could delay, cause not to be carried out or reverse such transfers and América Móvil could be in breach of its obligations under certain legal acts.

Consents and renegotiation of liabilities

As part of the Transaction, América Móvil expects to allocate certain debt to Sitios Latinoamérica, which may require negotiating with América Móvil’s and/or its subsidiaries’ creditors. The adjustments presented in the Unaudited Pro Forma Financial Statements may vary depending on whether we are able to reach such agreements and on the as-yet-defined structure for assets and liabilities.

The Transaction would be subject to compliance with applicable laws in each applicable jurisdiction, applicable corporate and governmental authorizations, as well as the conditions and consents determined by the corresponding shareholders’ meeting of América Móvil or the delegates it designates for this purpose. See “Conditions” section of this Information Statement.

Withdrawal rights

Under Mexican General Corporations Law, a holder of América Móvil shares may, as a result of the split-up, have the right to withdraw the capital represented by its shares and receive reimbursement in proportion to the net assets of América Móvil as reflected in the latest balance sheet, provided that such shareholder has voted against the split-up resolution and given notice of its intent to exercise its right of withdrawal within 15 days after the date of such meeting.

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PARTS OF THE TRANSACTION

The Issuer

Name of the Issuer

América Móvil, S.A.B. de C.V.

Business Description

The information related with this section can be consulted on the Issuer’s Annual Report and Quarterly Report which are incorporated by reference to this section. These documents may be consulted on the Mexican Stock Exchange’s website at www.bmv.com.mx and the Issuer’s website at www.americamovil.com.

Sitios Latinoamérica

Name of Sitios Latinoamérica

Sitios Latinoamérica, S.A.B. de C.V., or any other corporate name that may be authorized.

Business Description

The Transaction will result in the creation of Sitios Latinoamérica along with a new business unit, which will allow the telecommunications towers and other Passive Infrastructure deployed in certain of the Latin American countries in which América Móvil currently operates and which are currently owned by América Móvil, to be accessed and used by all operators of radio communication services in such markets, resulting a better option to finance capital investments in the development of their respective radio communication networks and/or services.

Sitios Latinoamérica will be principally engaged in the construction, installation, maintenance, operation and marketing of various types of towers and other support structures, as well as physical spaces and other non-electronic elements for the installation of radiant radio communications equipment that comprise its Passive Infrastructure, as well as the provision of other related services directly or indirectly related to the telecommunications sector.

It is estimated that, our inventory of approximately 36,000 sites inventory held through our operating subsidiaries in the different jurisdictions in Latin America in which we operate, represents approximately 19%5 of the total existing sites in such jurisdictions, on an aggregate basis. Approximately 35% of which is located in Brazil, which has the largest wireless communications market in Latin America.

Sitios Latinoamérica seeks to have better locations, increase the number of tenants and towers and have greater efficiency in its operations so that it can create value. These goals are aligned with those of telecommunications operators as they will be able to deploy new technologies, have continuity in coverage and expand their mobile network faster.

Sitios Latinoamérica’s customers will be wireless telecommunications operators, mainly concessionaires of public wireless telecommunications networks, which will use Passive Infrastructure to install and operate Active Infrastructure.

Tower Access Conditions

(a)	Services provided by Sitios Latinoamérica

5 Source: JP Morgan.

Sitios Latinoamérica’s main business consists of the construction, installation, maintenance and provision of Passive Infrastructure access and other support structures to public telecommunications network concessionaires that request them.

For this purpose, Sitios Latinoamérica will locate and contract the physical spaces where the towers and other Passive Infrastructure elements are to be located, through long-term agreements.

(b)	Main service and complementary services

Although access and shared use of Passive Infrastructure is the main service, there are other services, called complementary services, that may be required for the proper provision of the main service, such as security services, site access, technical visits and, if necessary, site adaptation and/or space recovery.

(c)	Customer contracting schemes

Depending on the legal and regulatory framework of each country where Sitios Latinoamérica will operate, in general, the contracting will be carried out under the provision of access services and shared use of Passive Infrastructure (i.e., use of tower space and use of floor space).

(d)	Framework Agreement

In general, for the provision of services, Sitios Latinoamérica and/or its subsidiaries may enter into framework agreements with its clients. The framework agreement establishes the terms and conditions for access to and use of Sitios Latinoamérica’s Passive Infrastructure, including the applicable commercial rates.

Prior to the execution of the framework agreement, interested concessionaires may have access to information related to the location and characteristics of the Passive Infrastructure, so that they may identify sites of interest in advance. In general terms, the general procedure applicable once a framework agreement has been executed is as follows:

●	If required, the customer can request a technical visit with Sitios Latinoamérica personnel to verify on site the available excess capacity of the Passive Infrastructure of interest (e.g., a tower);

●

if the customer determines that it is interested in a specific site, it must submit a placement request indicating the equipment it plans to install, its relevant characteristics and location requirements, such as weight and orientation;

●

Upon receipt of the customer’s request for placement, Sitios Latinoamérica will proceed to perform an analysis and determine whether it is necessary to make any modifications to the site for the use of the same in accordance with the customer’s request, which may include the optimization of space on the site;

●

if it is concluded that the use contemplated by the customer is feasible and, if applicable, after the corresponding modifications have been made, Sitios Latinoamérica will send the customer a site agreement that will regulate the specific use of the site; and

●

Once the site agreement has been executed, the customer may proceed with the installation of its equipment (Active Infrastructure), at which time Sitios Latinoamérica will verify that the equipment has been installed in accordance with the description made in the corresponding request, in order to prevent such installation from affecting other customers at that site, or the site itself.

Due to the different jurisdictions and markets involved in the Transaction, the conditions described above may be subject to adjustments, modifications and may not be applicable. The foregoing description is included solely for illustrative purposes.

(e)	Rates

The rates or prices of the services may vary depending on various conditions, such as the geographic location of the sites where the Passive Infrastructure is located, the type or class of Passive Infrastructure in question and the existing conditions in the corresponding market, among other factors.

(f)	Site agreements

Each site agreement with a customer sets forth the price, payment period and terms applicable to space in a given tower, term, floor space and other related terms, such as those pertaining to site access.

The site agreement has a binding term of at least the term of the framework agreement (with a duration of not less than 5 years, renewable for equal periods), except in certain circumstances, including the remaining term of the lease of the land (real estate) when shorter, in which case the site agreement will terminate simultaneously with the lease (title of occupancy). Site agreements may be renewed at the customer’s request.

Since Sitios Latinoamérica, through its Operating Subsidiaries, provides services of use and access to Passive Infrastructure, the Active Infrastructure that its customers install is not and will not be owned or operated by the corresponding subsidiary of Sitios Latinoamérica (each an “Operating Subsidiary”), but directly by its customers.

In general, none of the properties where the Passive Infrastructure operated by the Operating Subsidiary is located are owned by the Operating Subsidiary. These properties are leased on medium and long-term leases, at market rates, generally for a term of ten years with certain renewal rights by the Operating Subsidiary.

(g) Location of our sites

The following is a description of the geographic distribution and approximate number of sites with which Sitios Latinoamérica is expected to begin its operations:

Region / Country	Total Sites	Percentage by Country

Argentina	4,435	12%
Brazil	12,539	35%
Chile	2,545	7%
Costa Rica	564	2%
Ecuador	2,368	7%
El Salvador	1,153	3%
Guatemala	3,264	8%
Honduras	1,387	4%
Nicaragua	774	2%
Panama	547	2%
Paraguay	725	2%
Peru	3,687	10%
Puerto Rico	98	0%
Dominican Republic	1,370	4%
Uruguay	552	2%
TOTAL	36,008	100%

Capital Structure

By way of example and assuming that the Transaction had been carried out on June 30, 2021, the structure of the outstanding capital of América Móvil and Sitios Latinoamérica would have been as follows:

América Móvil

Series	Number of Shares	Percentage of Capital

Series AA Shares	514,002,220	0.78%
Series A Shares	20,578,173,274	31.13%
Series L Shares	45,005,314,254	68.09%
Total	66,097,489,748	100%

Sitios Latinoamérica

Series	Number of Shares	Percentage of Capital

Single Series Shares	66,097,489,748	100%
Total	66,097,489,748	100%

As part of the Transaction, before the Distribution Date, it is expected that there will be a consolidation of the number of shares without reducing capital (Inverse Split), at a ratio of ten América Móvil shares per one Sitios Latinoamérica share or at any other ratio as may be determined from time to time.

By way of example and assuming that the Transaction and the Inverse Split had been carried out on June 30, 2021, the structure of the outstanding capital of Sitios Latinoamérica would have been as follows:

Sitios Latinoamérica

Series	Number of Shares	Percentage of Capital

Single Series Shares	6,609,748,975	100%
Total	6,609,748,975	100%

Upon completion of the Transaction, Sitios Latinoamérica will be a publicly traded sociedad anónima bursátil de capital variable. Any increase or decrease in the minimum fixed portion of capital stock must be approved by an extraordinary general shareholders’ meeting and consequently, the bylaws must be amended to reflect such change. Any increase or decrease in the variable portion of the capital stock of Sitios Latinoamérica must be approved by an ordinary general shareholders’ meeting without the need to amend the bylaws.

For more information on the characteristics of the shares of América Móvil and the shares of Sitios Latinoamérica, see the sections “Information about the Transaction – Differences between the Securities of América Móvil and Sitios Latinoamérica “ in this section of this Information Statement.

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RISK FACTORS

The following risk factors related to América Móvil, the Transaction and Sitios Latinoamérica have been identified in the context of the Transaction. If any of the risks described below were to occur, it could have a materially adverse effect on the Transaction, as well as the business, financial condition or results of operations of América Móvil or Sitios Latinoamérica. The risks described below are not the only risks that América Móvil, the Transaction or Sitios Latinoamérica generally face. Additional risks and uncertainties that are not known to América Móvil or Sitios Latinoamérica and that are not considered material may also have a material adverse effect on both the Transaction and the business, financial condition or results of operations of América Móvil, and from time to time Sitios Latinoamérica.

Risk Factors Related to the Issuer

The Issuer’s Annual Report and Quarterly Report are incorporated by reference to this section. These documents may be consulted on the Mexican Stock Exchange’s website at www.bmv.com.mx and the Issuer’s website at www.americamovil.com.

América Móvil will continue to be jointly and severally liable for the obligations assumed by Sitios Latinoamérica

In accordance with the Mexican General Corporations Law, América Móvil will continue to be jointly and severally liable for the obligations assumed by Sitios Latinoamérica as a result of the Transaction and will remain jointly and severally liable for a period of three years from the date of the last publication of the announcement of the split-up resolution in accordance with the Mexican General Corporations Law. Such liability will not extend to those persons or entities that have expressly released América Móvil from such liability and have approved the Transaction.

Risk Factors Related to the Transaction

The Transaction may not be carried out

As of the date of this Information Statement, the Issuer cannot guarantee that the Transaction will be completed at all or under the terms expected by this Information Statement. As mentioned above, the Transaction is subject to the obtainment of several authorizations and consents, and the fulfillment of other conditions that are typical in these type of transactions, as well as the implementation of several previous steps in each of the countries involved in the Transaction. In addition, the consolidated financial statements as of the effective date of the Transaction may differ from the unaudited Pro Forma Financial Statements attached hereto.

Some previous steps related to the Transaction may not be executed

The Transaction requires taking a series of legal and corporate actions to reorganize specific subsidiaries of América Móvil and establish a structure where América Móvil-controlled subsidiaries have ownership of the Passive Infrastructure. The implementation of some of these legal and corporate actions and, therefore, the transfer of the Passive Infrastructure in some countries may not be effectively completed, due to, among other things, the existence of unusual conditions for this type of transactions or significant costs. The non-completion of some of the steps related to the Transaction could affect the financial condition and results of operations of Sitios Latinoamérica and/or América Móvil.

Lack of liquidity for Sitios Latinoamérica’s shares

There is currently no public market for the shares of Sitios Latinoamérica. Although we contemplate applying to list Sitios Latinoamérica’s shares on the Mexican Stock Exchange, we cannot assure that such listing will become effective or that such listing will develop liquidity for the shares at the price at which Sitios Latinoamérica’s shares may be sold. Additionally, the liquidity and market for Sitios Latinoamérica’s shares may be affected by a number of factors, including changes in exchange rates and interest rates, the deterioration and volatility of markets for similar securities, and changes in Sitios Latinoamérica’s liquidity, financial conditions, credit ratings, earnings and profitability. As a result, the initial price of Sitios Latinoamérica’s shares may not be indicative of their future trading value.

Opposition by shareholders or creditors to the Transaction

Pursuant to the Mexican General Corporations Law, during the 45-day period following the date of registration and publication of the resolution of the meeting approving the split-up contemplated by the Transaction, any shareholder or group of shareholders representing at least 20% of América Móvil’s capital stock, or any creditor of América Móvil, may initiate legal proceedings opposing the Transaction before Mexican courts. In connection with such opposition, the split-up contemplated by the Transaction may be temporarily suspended if the party initiating the proceeding guarantees by means of a bond the damages that could be caused to América Móvil as a result of the opposition. The temporary suspension may continue until there is an unappealable court ruling that the opposition is unfounded, or when an agreement is reached between the opposing party and América Móvil, if applicable. Once this period has concluded and the by-laws of Sitios Latinoamérica have been notarized and registered in the corresponding Public Registry of Commerce, no creditor or shareholder may oppose the Transaction. América Móvil does not plan to distribute the shares of Sitios Latinoamérica until at least 45 days after the Approval Date, and may defer the distribution further if there is opposition to the split-up contemplated by the Transaction or if there is another reason, including the existence of conditions not satisfied as of that date. See the “Conditions” section of this Information Statement.

The legal grounds on which it is possible to oppose a split-up, and the measures that a court may impose if such opposition is sustained, are not specified in Mexican corporate law and there is little precedent for doing so. América Móvil cannot anticipate whether anyone will oppose the split-up contemplated by the Transaction or, if so, what criteria the Mexican courts will follow in conducting the opposition, what steps the conduct of the proceeding will follow or what measures will be imposed.

In connection with the Transaction, América Móvil or Sitios Latinoamérica may require the consent of third parties. América Móvil does not expect to obtain all of these possible consents prior to the Approval Date, and some of them may not be obtained in the short term, or at all. Failure to obtain the required consents for the transfer of certain investments to Sitios Latinoamérica could delay or reverse such transfers and América Móvil could be in breach of its obligations under certain legal acts.

In addition, some of the contracts that América Móvil will assign or assign to Sitios Latinoamérica in connection with the split-up require the consent of third parties. If we are unable to obtain consent on reasonable and arm’s length terms, our ability to obtain benefits from those contracts in the future will be impaired.

Refusals or delays in obtaining necessary consents or meaningful exercise of the withdrawal rights of América Móvil’s shareholders.

The Transaction requires approval by the holders of América Móvil’s common shares at a shareholders’ meeting. If the shareholders do not approve the Transaction or do so after the Approval Date, it could be negatively perceived by investors, affecting the price of América Móvil’s shares and, if applicable, the price of Sitios Latinoamérica’s shares.

Pursuant to the General Law of Commercial Companies, a shareholder of América Móvil may, as a result of the split-up, have the right to withdraw the capital represented by its shares and receive reimbursement in proportion to the net assets of América Móvil as reflected in the latest balance sheet and annual financial statements approved by América Móvil’s shareholders, provided that such shareholder has voted against the split-up resolution and given notice of its intent to exercise its right of withdrawal within 15 days after the date of such meeting. The foregoing could adversely affect the financial condition of América Móvil and Sitios Latinoamérica.

Sitios Latinoamérica and América Móvil may incur unanticipated Transaction and operating costs

Sitios Latinoamérica and América Móvil will incur costs in connection with the Transaction, including those related to accounting, tax, legal and other professional services, financing costs in connection with the financing of Sitios Latinoamérica as an independent company, compensation expenses, costs of relocating and hiring management and employees, and costs of separating employees, assets and information systems, among others. These costs, whether incurred before or after the Transaction, could be greater than expected and could have a material adverse effect on Sitios Latinoamérica’s business, financial condition, results of operations and cash flows.

Sitios Latinoamérica will become a publicly traded sociedad anónima bursátil de capital variable when the shares representing its capital stock are registered in the National Securities Registry, which will generate significant legal and accounting costs, among others, associated with the reporting obligations provided for in current and applicable Mexican securities legislation.

The unaudited Pro Form Financial Statements included in this Information Statement is not indicative of future results

The unaudited consolidated Pro Form Financial Statements included in this Information Statement is included for illustrative purposes only and is intended to show the financial statements of América Móvil and Sitios Latinoamérica after the Transaction and does not represent the actual results of operations that would have been obtained had the Transaction actually been completed. Accordingly, the Pro Form Financial Statements presented herein may not reflect the financial condition or results of operations of América Móvil and Sitios Latinoamérica as separate companies.

The unaudited consolidated Pro Form Financial Statements included in this Information Statement is included for illustrative purposes only, was based on available information and assumptions that América Móvil’s management believes to be reasonable, and is not intended to reflect the actual consolidated results of operations that would have been obtained had the Transaction been consummated on the dates assumed, nor is it intended to present América Móvil’s consolidated results of operations or financial condition. The unaudited consolidated Pro Form Financial Statements of América Móvil included in this Information Statement should be read in conjunction with América Móvil’s historical consolidated financial statements, the notes thereto and the additional financial information included in América Móvil’s Annual Report, as well as its Quarterly Report.

América Móvil’s share price is subject to variation

As a result of the Transaction, the América Móvil will transfer significant assets and operations to Sitios Latinoamérica, which may be negatively perceived by investors and could have an impact on the market price of América Móvil’s shares.

There can be no assurance that the Transaction will achieve the anticipated business growth opportunities, earnings benefits, cost savings and other benefits

There can be no assurance that the Transaction will achieve the anticipated business growth opportunities, earnings benefits, cost savings and other benefits to América Móvil and Sitios Latinoamérica. América Móvil believes that the Transaction is justified by the benefits contemplated, however, expected benefits may not materialize and other assumptions under which it was determined to undertake the Transaction may prove to be incorrect, including, for example, where such assumptions were primarily based on publicly available information that was incorrect.

In addition, América Móvil may not be able to fully implement its business plans and strategies due to legal or regulatory constraints. América Móvil is subject to regulations that differ from the regulations applicable to Sitios Latinoamérica. América Móvil and Sitios Latinoamérica may face regulatory restrictions on the provision of services. As a result, contemplated benefits may not be achieved as expected or may be delayed. To the extent that either América Móvil or Sitios Latinoamérica incurs additional costs, achieves lower profit benefits or has less than expected cost savings, its results of operations, financial condition and stock price could be affected.

Enforcement of civil liability judgments against the directors, senior officers and controlling shareholders of Sitios Latinoamérica may be difficult

Sitios Latinoamérica will be a publicly traded sociedad anónima bursátil de capital variable, organized under the laws of Mexico and domiciled in Mexico, the majority of Sitios Latinoamérica’s directors, senior officers and controlling shareholders may reside outside the United States.

In addition, most of the assets of such persons and Sitios Latinoamérica will be located outside the United States. Consequently, it may not be possible for investors to effect service of process within the United States or in any other jurisdiction outside Mexico, or to enforce against them judgments obtained outside Mexican courts based on the civil liability provisions of the federal securities laws of that country. There is doubt as to the enforceability in Mexico, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

We cannot guarantee that the exchange of shares subject to the Transaction will not be considered a disposal for tax purposes

Although it is expected that the Transaction and related preliminary actions will comply with the requirements set forth in Article 14-B, Section II, paragraph a) of the Mexican Federal Tax Code and therefore will not be considered a disposal for tax purposes, we cannot guarantee that the competent authorities will agree with this assessment.

We cannot guarantee that the controlling shareholders of América Móvil will hold at least 51% of the voting Shares of América Móvil and Sitios Latinoamérica for at least two years following the split-up that is the subject of the Transaction. América Móvil expects that the Slim Family, who are directly or indirectly beneficiaries of more than 51% of the subscribed and paid Series A Shares and Series AA Shares of América Móvil and more than 51% of the total outstanding capital stock of América Móvil, as of the date of this Information Statement, may maintain their shareholding position during the two years following the Transaction.

In light of this uncertainty, América Móvil cannot assure you that it will not be subject to income tax on the transfer of assets to Sitios Latinoamérica that are the subject of the Transaction. A determination by the competent authorities that the split-up that is the subject of the Transaction constituted a disposition for tax purposes would result in the payment of income tax, which could adversely affect América Móvil’s financial condition and results of operations.

ADS Holders might only be able to receive their shares of Sitios Latinoamérica under limited circumstances and subject to the fulfilment of certain conditions.

In the event that AMX and the Depositary determine that a distribution of Sitios Latinoamérica shares may be made to holders of ADSs who request and meet certain requirements, such ADS holders must maintain an account with a broker, bank or other participant in Indeval in order to be able to receive such shares. In such situation, it will be the sole responsibility of any ADS holder electing to receive its Sitios Latinoamérica Shares to maintain such account and to provide adequate delivery instructions to the Depositary before the Delivery Instruction Deadline. An ADS holder that fails to maintain such an account or that provides inadequate or untimely delivery instructions to the Depositary will not receive its shares of Sitios Latinoamérica and will only be entitled to the cash proceeds from their sale.

ADS holders that receive the cash proceeds from the Depositary’s sale of their shares of Sitios Latinoamérica will have no control over the timing or manner of such sale.

All ADS holders will receive in cash the net proceeds for the sale of the shares of Sitios Latinoamérica as carried out by the Depositary (except for those holders who, if permitted by AMX and the Depositary, request and meet the requirements to receive shares of Sitios Latinoamérica). Depending on market conditions, the sale of those Sitios Latinoamérica shares may occur over an extended period of time and through multiple transactions. ADS holders will have no control over the timing of such transactions, the timing of the conversion of the proceeds into Dollars or the timing of the distribution of such proceeds to ADS holders, which will be at the sole discretion of the Depositary.

The Depositary has no obligation to minimize any adverse impact on the amount of Dollar proceeds distributed to ADS Holders that may result from fluctuations in the trading price of the Sitios Latinoamérica shares or the exchange rate at which Peso proceeds are converted into Dollars. In addition, the efforts of the Depositary to sell a substantial volume of shares of Sitios Latinoamérica, may have an adverse effect on the price of such shares. The Depositary may but will have no obligation to, make interim payments to ADS holders before all sales of the Sitios Latinoamérica Shares are completed.

The proceeds from the sale of shares of Sitios Latinoamérica to be distributed will be denominated in Pesos and the exchange rate with respect to the Dollar is subject to exchange rate fluctuations

Any significant foreign exchange fluctuations in the Peso-Dollar exchange rate could have an adverse impact on the net proceeds from the sale of the shares of Sitios Latinoamérica being distributed. Future exchange rate fluctuations cannot be predicted.

Although the U.S. federal income tax treatment is uncertain, it is expected that the distribution of the shares of Sitios Latinoamérica to be exchanged will be taxable to U.S. holders of América Móvil shares and ADSs. U.S. holders may recognize taxable income in excess of the amounts distributed to them in the split-up from América Móvil

The U.S. federal income tax treatment of the shares of Sitios Latinoamérica with respect to U.S. persons who own América Móvil shares or ADSs is subject to significant uncertainty. In particular, there is uncertainty as to whether Sitios Latinoamérica will achieve the five-year active trading or business test necessary for the distribution of its shares to qualify as a tax-free distribution under U.S. federal income tax law. Accordingly, América Móvil expects that a U.S. holder (as defined in “Possible Tax Consequences of the Transaction — United States”) will be subject to tax with respect to its current or future receipt of shares of Sitios Latinoamérica resulting from the split-up from América Móvil contemplated by the Transaction, even though the Depositary may not deliver such shares to it and may sell and distribute the proceeds of such sale to it.

The Depositary, acting for and on behalf of those ADS holders (except for any such ADS holders who elect to receive Sitios Latinoamérica shares, in case AMX and the Depositary allow it and such ADS holder fulfills all conditions required), will effect the sale of the shares received in respect of the América Móvil shares underlying the ADSs and will distribute the net proceeds to the ADS holders in proportion to the number and series of ADSs owned. The U.S. federal income tax treatment to a U.S. holder of such sales generally would be determined under the principles described below in “Ownership of Sitios Latinoamérica Shares.” If Sitios Latinoamérica is classified as a PFIC, a U.S. holder who has elected not to receive the shares of Sitios Latinoamérica could also be subject to adverse tax consequences in respect of the Depositary’s sale on the holder’s behalf and could be required to comply with certain reporting requirements, as described below.

Such sales may take an extended period of time and result in an average sale price that is greater or less than the amount of dividend income recognized by a U.S. holder in the split-up from América Móvil. In addition, the Depositary may, but is not obligated to, make interim payments to holders of ADSs in anticipation of the completion of all sales of the shares of Sitios Latinoamérica.

Accordingly, although it is generally expected that a U.S. holder of ADSs will be treated as receiving a taxable dividend equal to the fair market value of the shares of Sitios Latinoamérica received on the Distribution Date, the U.S. holder may not receive the proceeds related to such dividend until a later date. In addition, the amount of proceeds received by U.S. holders may be more or less than the income that U.S. holders are deemed to receive in respect of the distribution of the shares of Sitios Latinoamérica if the average sale price of the shares of Sitios Latinoamérica is more or less than the market value of such shares on the Distribution Date.

In this event, a U.S. holder may be treated as recording a capital gain or loss with respect to the sale of the shares of Sitios Latinoamérica by the Depositary in the amount of the difference between the fair market value of the shares of Sitios Latinoamérica received on the Distribution Date and the amount realized in the Depositary’s sale. The deductibility of such losses against ordinary income (including dividend income) is limited.

For U.S. federal income tax purposes, the U.S. dollar value of any Mexican Pesos received from the sale of Sitios Latinoamérica by the Depositary will be calculated by reference to the spot rate in effect on the date of sale or, in the case of a cash basis or electing accrual basis taxpayer, on the settlement date. Although the Depositary has undertaken to convert any such Mexican Pesos into U.S. dollars as promptly as practicable, the Depositary may not always be able to effect such currency conversions on the same date it receives Mexican Pesos from a sale. In cases where the Depositary converts Mexican Pesos into U.S. dollars on a date different than the date when the Mexican Peso payments are taken into account for U.S. federal income tax purposes, the U.S. holder will have a tax basis in the Mexican Pesos received equal to the U.S. dollar amount calculated by reference to the applicable spot rate, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of the Mexican Pesos. U.S. holders may not have the information necessary to report such foreign currency gain or loss accurately for U.S. federal income tax purposes but, because the Depositary will convert any Mexican Pesos into U.S. dollars as promptly as practicable, it is expected that a U.S. holder’s foreign currency gain or loss (if any) will be minimal.

América Móvil has not requested and does not intend to request confirmation of the appropriate treatment of the split-up from América Móvil from the IRS. U.S. holders should consult their own tax advisors regarding the U.S. federal income tax treatment of the split-up, including the treatment of the shares of Sitios Latinoamérica received by the Depositary in exchange for the underlying América Móvil shares of the ADSs.

Sitios Latinoamérica may be treated as a passive foreign investment company (PFIC) for U.S. federal income tax purposes, which could subject U.S. holders of Sitios Latinoamérica shares being exchanged to adverse tax consequences

Sitios Latinoamérica will be classified as a passive foreign investment company (hereinafter “PFIC”) in a particular taxable year if (a) 75% or more of its gross income for the year is passive income, or (b) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50%. Sitios Latinoamérica may not earn sufficient active income and hold sufficient active assets to avoid being considered a PFIC. The PFIC tests must be applied annually, and it is possible that Sitios Latinoamérica is or may become a PFIC in the future.

In the event that Sitios Latinoamérica is classified as a PFIC in any year, a U.S. holder that does not make a mark-to-market election (or for whom such election is not available with respect to the exchanged shares of Sitios Latinoamérica because, for example, the U.S. holder does not hold shares of Sitios Latinoamérica on the last day of the U.S. holder’s taxable year) will be subject to a tax at ordinary income tax rates on “excess distributions,” including certain distributions by Sitios Latinoamérica and gain that the U.S. holder recognizes on the sale of its shares of Sitios Latinoamérica. The tax rate applicable to an “excess distribution” would be determined generally by prorating the amount of the excess distribution over each year in the holder’s holding period of the stock, and the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which Sitios Latinoamérica is a PFIC would be taxed as ordinary income, and the amount allocated each of the other taxable years would be subject to tax at the highest applicable tax rate in effect on the relevant year. The amount of income tax on any “excess distribution” will be increased by an interest charge to offset the tax deferral calculated as if the “excess distribution” were earned ratably over the period that a U.S. holder holds the shares of Sitios Latinoamérica. Classification as a PFIC could have other adverse tax implications, including, in the case of individuals, the denial of the step-up of the tax basis of the shares of Sitios Latinoamérica for estate tax purposes.

Although a U.S. holder as a general matter can avoid the unfavorable PFIC rules described above by treating its shares in a PFIC as an interest in a “qualified electing fund,” Sitios Latinoamérica does not intend to comply with the applicable information reporting requirements that would allow a U.S. holder to elect to treat its shares as an interest in a “qualified electing fund.” Accordingly, in the event that Sitios Latinoamérica is treated as a PFIC, U.S. holders will be unable to make a “QEF election.”

A U.S. holder that owns an equity interest in a PFIC must file IRS Form 8621 annually and may be required to file additional IRS forms. U.S. holders should consult their own tax advisors regarding the tax consequences described in this section, including (i) whether Sitios Latinoamérica will be classified as a PFIC in a particular taxable year; and (ii) the advisability of making a mark-to-market election and whether such election is available.

Ownership of Sitios Latinoamérica Shares

U.S. holders receiving Sitios Latinoamérica shares in the split-up will have a tax basis in the shares equal to their fair market value on the Distribution Date and a holding period in the shares that will commence on the day after the Distribution Date.

In general, and subject to the application of the PFIC rules discussed above, a U.S. holder will treat the gross amount of distributions paid in respect of the Sitios Latinoamérica shares as dividend income for U.S. federal income tax purposes to the extent of Sitios Latinoamérica’s current and accumulated earnings and profits. Because Sitios Latinoamérica does not expect to maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions paid to U.S. holders generally will be reported as dividends. In general, the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are actually or constructively received by the U.S. holder. Dividends will be paid in Mexican Pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that they are received by the U.S. holder (regardless of whether such Mexican Pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of such receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their own tax advisors regarding the potential recognition and treatment of foreign currency gain or loss, if any, on any Mexican Pesos received by a U.S. holder that are converted into U.S. dollars on a date subsequent to receipt. Dividends paid by Sitios Latinoamérica will not be eligible for the dividends-received deduction allowed to corporations under the Code.

Subject to certain exceptions for short-term and hedged positions, and subject to the application of the PFIC rules discussed above, the U.S. dollar amount of dividends received by an individual with respect to Sitios Latinoamérica shares will be subject to taxation at the reduced rates applicable to capital gains if the dividends are “qualified dividends.” Dividends paid on Sitios Latinoamérica shares will be treated as qualified dividends only if Sitios Latinoamérica was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC. Sitios Latinoamérica may be classified as a PFIC, in which event dividends paid on Sitios Latinoamérica shares would not be treated as qualified dividends. U.S. holders should consult their own tax advisers regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to the application of the PFIC rules discussed above, a U.S. holder generally will recognize capital gain or loss on the sale or other disposition of Sitios Latinoamérica in an amount equal to the difference between the U.S. holder’s basis in such shares (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss recognized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the Sitios Latinoamérica shares have been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is taxable at reduced rates. The deductibility of a capital loss is subject to limitations. For information regarding a U.S. holder’s basis and holding period in Sitios Latinoamérica shares received in the split-up, see the discussion above.

For U.S. federal income tax purposes, the amount realized by a U.S. holder on a sale or other taxable disposition of the Sitios Latinoamérica shares in Mexican Pesos will be the U.S. dollar value of that amount on the date of sale or disposition. On the settlement date, the U.S. holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of Sitios Latinoamérica that are traded on an established securities market that are sold by a cash basis U.S. holder (or an accrual basis U.S. holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time. A U.S. holder will have a tax basis in the Mexican Pesos received equal to the U.S. dollar value of the Mexican Pesos received on the settlement date.

As an independent publicly traded company, Sitios Latinoamérica will not be able to enjoy the same advantages it had as part of América Móvil

There is a risk that, upon separation from América Móvil, Sitios Latinoamérica may be more susceptible to market fluctuations and other adverse events than it would have been if its business were still part of América Móvil’s current organizational structure. As part of América Móvil, this business has been able to enjoy certain benefits from América Móvil’s operational diversity, purchasing power and opportunities to pursue integrated strategies with América Móvil’s other businesses. As an independent publicly traded company, Sitios Latinoamérica may not have the same diversity and integration opportunities or the same credit rating, and may not have similar purchasing power or access to capital markets as it did when it was part of América Móvil.

Sitios Latinoamérica will not file periodic reports with the U.S. Securities and Exchange Commission

Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended, Sitios Latinoamérica may be required to post on its website English-language versions of its annual and quarterly reports, press releases and certain information that is made public in Mexico. However, unlike América Móvil, Sitios Latinoamérica will not be required to file annual reports on Form 20-F or to file current reports on Form 6-K with the U.S. Securities and Exchange Commission. As a result of the foregoing, the level of disclosure and type of information provided by Sitios Latinoamérica to its shareholders may not be as extensive and detailed as those they are accustomed to receiving as holders of América Móvil shares or ADSs.

Risk Factors related to Sitios Latinoamérica

Considering that Sitios Latinoamérica and América Móvil have similar capital structures and majority stockholders, and are geographically active in similar markets, both companies are exposed to a number of similar risks, which are also described in the “Risk Factors” section of América Móvil’s Annual Report. In addition to those risk factors, the following risks are particularly relevant to the start-up of operations of Sitios Latinoamérica.

Sitios Latinoamérica is a new company and has never operated independently from América Móvil

Sitios Latinoamérica is a start-up company and has never operated independently. The ability to function as a new company will be negatively affected if it is not able to develop its own administrative infrastructure in a fast and cost-efficient manner. There is a risk that, by spinning off from América Móvil, market fluctuations and other adverse events could affect Sitios Latinoamérica to a greater extent than if its business continued to be part of América Móvil.

In order for Sitios Latinoamérica to establish itself as a successful independent company, it will need to attract and retain qualified personnel, and the inability to achieve this objective could adversely affect its business.

Sitios Latinoamérica may not obtain the potential benefits of the split-up in the short term, or at all

This Information Statement describes the strategic and financial benefits that Sitios Latinoamérica expects to obtain as a result of its split-up from América Móvil. In particular, we believe that the split-up will position and provide greater market value to Sitios Latinoamérica to take advantage of business opportunities. See “Information about the Transaction – Description of the Transaction” section of this Information Statement.

However, América Móvil cannot assure you that the market will react favorably to the split-up in connection with the Transaction. In addition, there can be no assurance that any investment or acquisition will be available after the split-up, or that such opportunities will be considered favorable to Sitios Latinoamérica. Given the costs associated with executing the split-up, including separate accounting and legal costs and other regulatory and audit costs of being an independent public company, the inability to realize the anticipated benefits of consummation of the Transaction in the near term, or at all, could adversely affect Sitios Latinoamérica.

Sitios Latinoamérica may face difficulties in financing its operations and investments after the split-up, which could have an adverse impact on its business and results

Sitios Latinoamérica may be required to incur debt or issue additional equity to fund working capital and capital expenditures or make acquisitions and other investments after the Transaction. There can be no assurance that debt or equity financing will be available to Sitios Latinoamérica on acceptable terms or at all. If Sitios Latinoamérica is unable to obtain sufficient financing on attractive terms, its financial condition and results of operations could be adversely affected.

If Sitios Latinoamérica incurs a high level of indebtedness, its business and its ability to take advantage of business opportunities could have a material adverse effect

Sitios Latinoamérica could incur a high level of indebtedness, which could increase the likelihood that it will be unable to generate sufficient cash flow to cover payments of principal, interest and other amounts due. As a result of a high level of indebtedness, its operating capacity could be compromised, which could have a material adverse effect on Sitios Latinoamérica’s business, results of operations and financial condition.

Customers, prospective customers, suppliers and other persons with whom Sitios Latinoamérica establishes business relationships may need assurances of Sitios Latinoamérica’s financial stability as an independent company to satisfy their requirements to do or continue to do business with them

Some of the customers, prospective customers, suppliers and other persons with whom Sitios Latinoamérica maintains business relationships after the Transaction may require assurances of its financial stability as an independent company to satisfy their requirements to do or continue to do business with them. Any default that such customers, suppliers and other persons with whom Sitios Latinoamérica maintains business relationships after the Transaction could suffer as a result of Sitios Latinoamérica’s financial stability could have a material adverse effect on its business, results of operations, financial condition and cash flows.

The decrease in demand for Sitios Latinoamérica’s Passive Infrastructure could adversely and materially affect its results of operations

Factors affecting demand for the Passive Infrastructure could have a material adverse effect on Sitios Latinoamérica’s results of operations. Some of these factors include:

●	Increased network sharing, roaming of radio communication service providers;
●	Mergers or groupings among radio communication service providers;
●	The restriction or revocation of government radio spectrum licenses to radio-communications service providers;
●	Environmental, zoning, health or other regulations or excessive changes in their application and enforcement;
●	A decrease in consumer demand for radio communication services due to economic conditions or other factors, including inflation;
●	The ability and willingness of radio service providers to maintain or increase CAPEX (Capital Expenditure) on network infrastructure;
●	Radio communications infrastructure development costs;
●	Sitios Latinoamérica’s ability to efficiently satisfy its customers’ requests for services;
●	The financial condition and growth strategy of major customers to date, and the financial condition of future customers;
●

Delays or changes in the deployment of new generation technologies, including those relating to: (i) the number or type of radio communications infrastructure or other communications facilities necessary to provide radio communications or services in particular locations, or (ii) the attrition of existing wireless networks; and

●	Technological changes that are difficult to predict.

Any economic downturn or disruption in the financial and credit markets could have an impact on customer demand for mobile services. If mobile subscribers significantly reduce their minutes of use or consume data applications at lower than expected levels, customers may reduce their capital spending plans, thereby reducing their demand for sites, which could have a material adverse effect on Sitios Latinoamérica’s business, results of operations and financial condition.

The business of Sitios Latinoamérica is likely to be relatively dependent on a small number of customers, and the loss, consolidation or financial instability of any of its significant customers could materially affect its revenues and results of operations

Initially, a significant portion of Sitios Latinoamérica’s revenues will depend on a small number of customers, primarily América Móvil. Consequently, a decrease in demand for agreements for the shared use of Passive Infrastructure and/or a reduction in investments by its customers in the future, as well as the bankruptcy or concentration of any of them, could have a material adverse effect on the business, its results of operations, financial condition and growth expectations. In addition, América Móvil could in the future terminate its relationship with Sitios Latinoamérica, decide to compete in the same sector by developing its own Passive Infrastructure, or contract sites with Sitios Latinoamérica’s competitors.

If the customers of Sitios Latinoamérica share Passive Infrastructure to a significant degree or if they are grouped or merged, the growth, revenues and ability to generate positive cash flows of such company could be significantly affected

Extensive sharing of infrastructure or roaming agreements among wireless service providers as an alternative to contracting Sitios Latinoamérica’s services could have a material adverse effect on Sitios Latinoamérica’s growth and revenues. For example, in the United States, recently merged companies have re-evaluated or announced plans to reduce duplicative segments of their networks. It is expected that something similar could happen in the markets in which Sitios Latinoamérica will operate if certain radio communications providers merge. In addition, some of the merged companies have upgraded or are in the process of upgrading their networks, and together with other customers may decide not to renew their contracts with Sitios Latinoamérica.

Increased competition in the telecommunications infrastructure services industry could have a material and adverse effect on Sitios Latinoamérica

Sitios Latinoamérica could face increased competition, which could cause the acquisition of high-quality assets to become significantly costlier and impact its ability to grow, as well as cause a decrease in its prices and operating margins. Some of the potential competitors, such as Passive Infrastructure providers that allow access to their towers, could be larger and have greater financial resources.

The telecommunications industry is highly competitive and Sitios Latinoamérica’s customers may find numerous alternatives for leasing passive infrastructure elements. Favorable prices offered by competitors to their customers could have a material adverse effect on their lease rates and service revenues. In addition, Sitios Latinoamérica may not be able to renew existing operating contracts with customers when their terms expire or enter into new contracts, which would have a material adverse effect on its results of operations and growth prospects. In addition, certain telecommunications service providers may choose to develop their own Passive Infrastructure without relying on Sitios Latinoamérica’s services.

Asset prices, together with competitive pricing pressures on Passive Infrastructure leases, could hinder Sitios Latinoamérica’s return on investment.

New technologies or changes in the business models of Sitios Latinoamérica’s customers could make the Passive Infrastructure business less attractive and profitable, resulting in a decrease in its profits

The development and implementation of new technologies designed to increase the efficiency of telecommunication networks or changes in the business models of Sitios Latinoamérica’s customers could reduce the need to rely on its Passive Infrastructure, reducing the demand for tower space and lowering expected occupancy rates. In addition, telecommunications operators could reduce their budget to enter into site agreements to lease Sitios Latinoamérica’s Passive Infrastructure.

Delays or changes in the implementation or adoption of new technologies or a decrease in consumer adoption of new technologies could have a material adverse effect on the growth of Sitios Latinoamérica

There is no assurance that new third, fourth or other generation mobile technologies will be implemented or adopted as rapidly as projected or that these new technologies will be implemented as anticipated. In addition, consumer demand for the adoption of these new technologies once they are deployed may be lower or slower than planned. These factors could have a material adverse effect on Sitios Latinoamérica’s growth.

If Sitios Latinoamérica is not able to protect its rights to the properties where its Passive Infrastructure is located, such situation could have a material adverse effect on its business and results of operations

The rights to the real estate on which Sitios Latinoamérica’s Passive Infrastructure is located consist primarily of property leases and subleases, as well as usufructs, which are mostly denominated in the local currencies of the applicable jurisdictions. The loss of rights to a significant amount of real estate where the Passive Infrastructure is located could interfere with Sitios Latinoamérica’s ability to operate towers and other elements of the Passive Infrastructure, adversely affecting its revenues.

For various reasons, Sitios Latinoamérica will not always be able to access, analyze and verify all information relating to title or possession prior to entering into a lease or any other agreement that creates an interest in a property on which it will locate a tower, which may create uncertainty as to the sufficiency and security of Sitios Latinoamérica’s interest in the relevant property, as well as affect its rights to enter and operate on that property. Sitios Latinoamérica may face disputes with property owners and/or authorities regarding leases and/or land on which the Passive Infrastructure is located, which may result in an impairment of Sitios Latinoamérica’s ability to enter and operate certain sites and may even result in a dispossession of the property on which it has located the Passive Infrastructure.

In addition, the rights to the properties may not be enforceable against third parties and Sitios Latinoamérica may be unable to maintain them in the face of claims by persons having a better right to the properties. For various reasons, landlords may decide not to honor or renew leases they have entered into with Sitios Latinoamérica. The average term of the leases that have been entered into is between 7 and 10 years, and Sitios Latinoamérica will to seek to increase that term. The inability to protect Sitios Latinoamérica’s rights to the properties could have a material adverse effect on its business, results of operations or financial condition.

The rights to the real estate where Sitios Latinoamérica’s Passive Infrastructure is located may have a shorter expiration term than the term of the agreements for the shared use of such Passive Infrastructure

Some of the rights to the real estate on which Sitios Latinoamérica’s Passive Infrastructure is located may have shorter expiration terms than the expiration terms of the Passive Infrastructure sharing agreements that Sitios Latinoamérica has entered into with customers. In such cases, best efforts will be made to renew those agreements or, as the case may be, to offer Sitios Latinoamérica’s customers a relocation of access to the Passive Infrastructure. We cannot assure you that suppliers or customers will agree and customers may terminate early the site access agreements they have entered into with Sitios Latinoamérica, which could cause a material adverse effect, a decrease in the results of operations and an impairment of Sitios Latinoamérica’s financial condition.

Costs could increase and revenues decrease due to perceptions of health risks from radio emissions, especially if those risk perceptions prove to be well-founded

Public perception of potential health risks associated with cellular telephones and other wireless communications could hinder the growth of radio communications service companies. In particular, negative public perception of health risks, as well as regulation related to such risks, could compromise market acceptance of wireless communications and increase opposition to the development of Passive Infrastructure. The potential relationship between the emission of radio frequencies and certain health or environmental effects have been the subject of studies by the scientific community in recent years, and numerous health damage lawsuits have been filed against wireless carriers and manufacturers of the corresponding equipment. If a scientific study or a court decision shows that radio frequencies pose health risks to consumers, it could adversely affect telecommunications operators and the markets for wireless or related telecommunications services, which could have a material adverse effect on Sitios Latinoamérica’s business, results of operations and financial condition.

Failure by Sitios Latinoamérica to comply with the laws and regulations applicable to its business, which may change at any time, could result in penalties and even the loss of certain rights within certain areas of its business

Sitios Latinoamérica’s business is regulated by various laws and regulations. Any failure by Sitios Latinoamérica to comply with regulations could result in the imposition of penalties and damages. There can be no assurance that current or future legislation and regulation, including on tax matters, will not restrict Sitios Latinoamérica’s business or cause it to incur additional costs. These factors could have a material adverse effect on its business.

Sitios Latinoamérica’s Passive Infrastructure could be affected by natural disasters and other unexpected events for which its insurance does not provide adequate coverage

Sitios Latinoamérica’s Passive Infrastructure is subject to risks associated with natural disasters, such as storms, tornadoes, floods, hurricanes, earthquakes, earthquakes and fires, as well as other unexpected events, such as sabotage, theft or vandalism. Any damage or loss to elements of Sitios Latinoamérica’s Passive Infrastructure or its databases could affect its ability to provide services to customers. Although Sitios Latinoamérica will have insurance coverage for natural disasters, these may be insufficient or inadequate to cover the costs of repair or reconstruction of force majeure events.

Sitios Latinoamérica is a holding company that, although it will generate income on its own account, will depend on dividends and other resources from subsidiaries to pay dividends to its shareholders, to the extent that it decides to do so

Sitios Latinoamérica is a holding company and its operations are conducted primarily through subsidiaries. As a result, its ability to pay dividends depends primarily on the ability of its subsidiaries to generate revenues and pay dividends to it.

The payment of dividends by Sitios Latinoamérica’s subsidiaries also depends on the subsidiaries’ earnings and business considerations. In addition, the right of Sitios Latinoamérica to receive any assets of any subsidiary as a shareholder of such subsidiary, its liquidation or reorganization, will be effectively subordinated to the rights of the creditors of such subsidiary, including trade creditors.

The delay, failure or refusal of various levels of government to grant the operating subsidiaries of Sitios Latinoamérica permits and licenses for the operation and expansion of its Passive Infrastructure network could adversely affect its financial condition, results of operations and have a material adverse effect on its business

In the markets in which Sitios Latinoamérica will operate, there may not be a regime that provides certainty with respect to permits, authorizations and licenses for the installation of radio communications sites and the determination of the respective costs. Because authorities at different levels of government may from time to time establish different requirements for obtaining specific authorizations, often concurrent at the same location, Sitios Latinoamérica may not be able to execute its expansion plans on schedule or at all if it does not obtain the required authorizations from different levels of government. The delay, lack or denial of the necessary authorizations to maintain and expand Sitios Latinoamérica’s network could adversely affect its ability to install or maintain radio communications sites, resulting in a material adverse effect, a decrease in operating results and an impairment of Sitios Latinoamérica’s financial condition.

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SELECTED FINANCIAL INFORMATION

The selected financial information included in this section is derived from the accounting records or the Consolidated Unaudited Pro Forma Financial Information of the Issuer, which consider the effects of the Transaction. This information should be read in conjunction with the section “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and the Consolidated Unaudited Pro Forma Financial Information contained in this Information Statement. The Unaudited Consolidated Financial Information and the other financial information contained in the tables below have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

For further information and a detailed description of the manner in which the Pro forma Consolidated Financial Information was prepared and how the Transaction is reflected therein, please read the notes to the pro forma financial information and the independent auditors’ report thereto attached as “Annex I” to this Information Statement.

Pro Forma Consolidated Statements of Financial Position

STATEMENT OF FINANCIAL POSITION	For the year ended December 31, 2020
(Millions of Pesos)	América Móvil Consolidated (Base Figures)	Pro-Forma Adjustments	América Móvil Consolidated Pro-Forma

Current Assets:
Cash and cash equivalents	$35,918	$(44)	$35,874
Equity investments at fair value through other comprehensive income (OCI) and other short-term investments	54,636	-	54,636
Accounts receivable:
Subscribers, distributors, recoverable taxes, contract assets and other, net	207,978	(383)	207,595
Related parties	1,391	-	1,391
Derivative financial instruments	20,928	-	20,928
Inventories, net	30,377	-	30,377
Other current assets, net	8,994	-	8,994
Total current assets	360,222	(427)	359,795
Non-current assets:
Property, plant and equipment, net	722,930	(78,403)	644,527
Intangibles, net	133,457	-	133,457
Goodwill	143,053	-	143,053
Investments in associated companies	1,830	-	1,830
Deferred income taxes	115,370	(1,270)	114,100
Accounts receivable, subscriber, distributors and contract assets, net	7,793	-	7,793
Other assets, net	38,416	-	38,416
Right-of-use assets	101,977	26,606	128,583
Total assets	$1,625,048	(53,494)	$1,571,554

Liabilities and equity
Current liabilities:
Short-term debt and current portion of long-term debt	$148,083	$(59,846)	$88,237
Short-term liability related to right-of-use assets	25,068	2,849	27,917
Accounts payable	186,995	-	186,995
Accrued liabilities	50,292	-	50,292
Income tax	14,645	4,181	18,826
Other taxes payable	27,970	3,447	31,417
Derivative financial instruments	14,230	-	14,230
Related parties	4,000	-	4,000
Deferred revenues	36,027	-	36,027
Total current liabilities	507,310	(49,369)	457,941

Non-current liabilities:
Long-term debt	480,300	-	480,300
Long-term liability related to right-of-use assets	84,259	22,211	106,470
Deferred income taxes	49,067	(19,185)	29,882
Deferred revenues	2,876	-	2,876
Asset retirement obligations	17,888	(5,244)	12,644
Employee benefits	168,231	-	168,231
Total non-current liabilities	802,621	(2,218)	800,403
Total liabilities	1,309,931	(51,587)	1,258,344

Total equity	315,117	(1,907)	313,210
Total liabilities and equity	$1,625,048	$(53,494)	$1,571,554

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Proforma Consolidated Statements of Comprehensive Income

INCOME STATEMENT	For the year ended December 31, 2020
(Millions of Pesos)	América Móvil Consolidated (Base Figures)	Pro-Forma Adjustments	América Móvil Consolidated Pro-Forma
Operating revenues:
Service revenues	$857,861	$ -	$857,861
Sales of equipment	159,026	-	159,026
	1,016,887	-	1,016,887

Operating costs and expenses:
Cost of sales and services	470,427	-	470,427
Commercial, administrative and general expenses	212,136	8	212,144
Other expenses	4,725	-	4,725
Depreciation and amortization	164,244	-	164,244
	851,532	8	851,540
Operating income	165,355	(8)	165,347

Interest income	5,062	4	5,066
Interest expense	(38,662)	-	(38,662)
Foreign currency exchange (loss) gain, net	(65,366)	(7)	(65,373)
Valuation of derivatives, interest cost from labor obligations and other financial items, net	1,291	-	1,291
Equity interest in net results of associated companies	(287)	-	(287)
Profit before income taxes	67,393	(11)	67,382
Income tax	16,366	4,453	20,819
Net profit for the year	$51,027	$(4,464)	$46,563

Net profit for the year attributable to:
Equity holders of the parent	$46,853	$(4,464)	$42,389
Non-controlling interests	4,174	-	4,174
	$51,027	$(4,464)	$46,563

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INCOME STATEMENT	For the six-month period ended June 30, 2021
(Millions of Pesos)	América Móvil Consolidated (Base Figures)	Pro-Forma Adjustments	América Móvil Consolidated Pro-Forma[1]
Operating revenues:
Service revenues	$420,341	$ 173	$420,514
Sales of equipment	80,352	-	80,352
	500,693	173	500,866

Operating costs and expenses:
Cost of sales and services	231,736	(9)	231,727
Commercial, administrative and general expenses	99,434	(20)	99,414
Other expenses	2,920	68	2,988
Depreciation and amortization	80,750	(1,023)	79,727
	414,840	(984)	413,856
Operating income	85,853	1,157	87,010

Interest income	1,543	171	1,714
Interest expense	(18,647)	(952)	(19,599)
Foreign currency exchange gain, net	4,716	(13)	4,703
Valuation of derivatives, interest cost from labor obligations and other financial items, net	(6,300)	3	(6,297)
Equity interest in net results of associated companies	16	-	16
Profit before income taxes	67,181	366	67,547
Income tax	20,320	4,340	24,660
Net profit for the year	$46,861	$(3,974)	$42,887

Net profit for the year attributable to:
Equity holdings of the parent	$44,626	$(3,976)	$40,650
Non-controlling interests	2,235	2	2,237
	$46,861	$(3,974)	$42,887

Notes to the unaudited pro forma condensed consolidated financial information as of December 31, 2020, and the consolidated statements of comprehensive income for the year ended December 31, 2020 and for the six month period ended June 30, 2021

1.	Basis of preparation

América Móvil was established under the laws of Mexico, on September 25, 2000. América Móvil, through its subsidiaries, offers telecommunications services in 25 countries in Latin America, United States of America, the Caribbean and Europe.

The unaudited pro forma condensed consolidated financial information as of December 31, 2020, and the consolidated statements of comprehensive income for the year ended December 31, 2020 and for the six month period ended June 30, 2021 has been prepared in conformity with International Financial Reporting Standards, issued by IASB, hereinafter referred to as IFRS, and includes the accounts of AMX and its subsidiaries. The financial statements for América Móvil’s subsidiaries and affiliates located outside Mexico were converted into Mexican Pesos as follows:

The financial statements of foreign subsidiaries have been prepared under or converted to IFRS in the respective local currency (which is their functional currency) and then translated into América Móvil’s reporting currency as follows: (i) all monetary assets and liabilities were translated at the closing exchange rate of the period; (ii) all non-monetary assets and liabilities were translated at the closing exchange rate of the period; (iii) equity accounts are translated at the exchange rate at the time the capital contributions were made and the profits were generated; and (iv) revenues, costs and expenses are translated at the average exchange rate of the period, except for the operations of the subsidiaries in Argentina, whose economy is considered hyperinflationary since 2018.

The difference resulting from the translation process is recognized in equity in the caption “Effect of translation of foreign entities”.

The preparation of financial statements in accordance with IFRS requires the use of estimates in valuation of some of their items. The results that are finally obtained may differ from estimates made.

2.	Description of the Transaction

On February 9, 2021, América Móvil announced to the invested public the approval by its Board of Directors of a plan to carry out the separation of telecommunications towers and other Site Infrastructure deployed in Latin American countries where currently operates, for its independent operation and marketing to interested third parties.

The Corporate Restructuring consists, mainly, of a corporate reorganization from a spin off of América Móvil, to transfer to Sitios Latinoamérica, a company spun off to be constituted as a public stock company with variable capital, of new creation, of Mexican nationality, the representative shares of the capital stock of the subsidiary, that directly or indirectly hold, telecommunications towers and other Sites Infrastructure deployed in most of the Latin American countries where América Móvil currently operates; as well as some other assets, liabilities, and equity. The shares representing the capital stock of Sitios Latinoamérica will be distributed to the shareholders of América Móvil as described in this Information brochure. The rest of the business units and operations, particularly the operations related to the provision of telecommunications services, would remain in América Móvil.

The Corporate Restructuring is subject to the completion of various conditions and certain regulatory and corporate authorizations common for these types of transactions, as well as the implementation of various previous steps in each of the countries involved.

Derived from the Transaction, the holders of AMX Shares will receive initially one share of the corresponding series in Sitios Latinoamérica for each share that they hold in América Móvil. Previous to the distribution to the titles of AMX shareholders, in order to adapt the number of outstanding shares to the capitalization of the spun off Company, it is anticipated that a concentration of the number will be carried out of shares without carrying out a capital reduction (Inverse Split) at the rate of one share of Sitios Latinoamérica for every 10 shares of AMX or any other that may be determined at the time.

3.	Pro forma condensed consolidated financial information.

The unaudited pro forma condensed consolidated financial information reported by América Móvil as of December 31, 2020, and the pro forma consolidated statements of comprehensive income for the year ended December 31, 2020 and for the six-month period ended June 30, 2021, have been prepared exclusively with the objective of showing the financial effects of the Transaction on the financial position and operating results. The pro forma condensed consolidated financial information was prepared assuming that the Corporate Restructuring will be conducted as described herein, and including the conditions related to its effectiveness and obtaining the authorizations required by this type of transaction.

- Base Figures: correspond to the audited condensed consolidated financial figures reported by AMX as of as of December 31, 2020, and the audited pro forma consolidated statements of comprehensive income for the year ended December 31, 2020 and unaudited for the six-month period ended June 30, 2021.

- Pro Forma Adjustments: include transactions to reflect assets and liabilities transferred by virtue of the Transaction, whose adjustments have been incorporated to present pro forma figures without Sitios Latinoamérica.

- Pro forma figures: correspond to the condensed consolidated financial information of the operations that will subsist in AMX.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

The comments expressed below should be read in conjunction with the unaudited pro forma consolidated unaudited statements of financial position as of December 31, 2020, and the unaudited pro forma consolidated statements of comprehensive income for the year ended December 31, 2020 and for the six-month period ended June 30, 2021, as well as the respective notes thereto.

This analysis should be read in conjunction with the Issuer’s Quarterly Report and Annual Report.

The analysis presented below has been prepared with the intention of providing information that facilitates the analysis and understanding of the unaudited consolidated financial statements and unaudited pro forma consolidated financial statements of the Issuer, which include the consolidated financial statements as a result of the Transaction.

For further information and a detailed description of the manner in which the Pro Forma Consolidated Financial Statements were prepared and how the Transaction is reflected therein, please read the notes to the Pro Forma Consolidated Financial Statements provided in the section above, as well as the independent auditors’ report thereto attached as “Exhibit I” to this Information Statement.

All numbers mentioned in this section are expressed in Pesos.

The analysis below, presents variations arising before and after the Transaction under the applicable premises and assumptions.

Pro forma Statements

Spun-off assets

The net assets spun off in the América Móvil’s pro forma balance sheet resulting from the Transaction would reflect a decrease of 3.3% or Ps.53,494 million in the year ended December 31, 2020, mainly due to the transfer of Passive Infrastructure to Sitios Latinoamérica, and would be offset by increased rights of use and access to the Passive Infrastructure.

Contractual Obligations and Capital Expenditures

Contractual Obligations and Capital Expenditures would reflect a decrease of 3.9% or Ps.51,587 million in the year ended December 31, 2020, mainly due to:

a)	The transfer of short term debt and the current portion of long-term debt for Ps.59,846 million as part of the Transaction.

The terms and agreements of the debt to be transferred are still being negotiated and the amount may vary depending on the result of the final agreement.

b)	the cancellation of Ps.19,185 million of deferred tax arising from the reevaluation of Passive Infrastructure cancelled by the transfer of such Passive Infrastructure.

The aforementioned reduction in liabilities more than offsets the increase in liabilities derived from the capitalization of obligations for the use of and access to the Passive Infrastructure, from short and long term leases, for Ps.25,060 million, giving rise in net terms to the aforementioned decrease.

Stockholders’ equity

As a result of the transaction Transaction the Issuer’s stockholders’ equity would decrease by 0.6% or Ps.1,907 million for the year ended December 31, 2020, as a result of the rights and obligations transferred due to the Transaction.

Pro forma Consolidated Statements of Comprehensive Income

Total Expenses

As a result of the Transaction, total expenses would decrease by 0.2% or Ps.984 million for the six-month period ended June 30, 2021, be mainly due to the decrease in depreciation of the transferred Passive Infrastructure as a result of the Transaction.

Net Financial Expense/Income

América Movil’s net financial expense would increase by 4.2% or Ps.792 million for the six-month period ended June 30, 2021, be mainly due to the recognition of interests related to the rights of use and access to the Passive Infrastructure.

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SIGNIFICANT CONTRACTS

As described in this Information Statement, since 2020, América Móvil began implementing preliminary steps to reorganize internal operations in order to separate the Passive Infrastructure from the operations of providing telecommunications services. See Detailed Description of the Transaction - Preliminary Steps.

In addition, as described in this Information Statement, América Móvil and the Sitios Latinoamérica will enter into agreements related to the Transaction, which may include, but are not limited to, the allocation of expenses, assistance in obtaining consents, exchange of information, obligations relating to the tax treatment of the Transaction and similar matters. On the other hand, América Móvil and Sitios Latinoamérica will have ongoing relationships with each other, in the ordinary course of business, in their respective markets. These relationships will include, among others, agreements for the use of the Passive Infrastructure that Sitios Latinoamérica, will directly or indirectly provide to América Móvil and its subsidiaries, as well as to various third parties.

In addition, as part of the Transaction, it is expected that América Móvil and Sitios Latinoamérica will directly or through their respective subsidiaries enter into service provision agreements to ensure an adequate transition of operations, which may include, among others, the following matters:

●	Legal

●	Tax

●	Payroll

●	Information Technology

●	Telecommunications

●	Treasury

●	Accounts Receivable and Accounts Payable

●	Purchasing

●	Human Resources

●	Marketing

●	Logistics

●	Finance

●	Accounting

●	Investor Relations

●	Internal Control

●	Audit

For further information, see “Certain Relationships between América Móvil and Sitios Latinoamérica.”

Also, as described in this Information Statement, the principal business of Sitios Latinoamérica consists of the access to and construction, installation, maintenance and operation of Passive Infraestructure and other support structures, as well as physical spaces and other non-electronic elements for the installation of radiant radio communications equipment that comprise its Passive Infrastructure, as well as the provision of other related services directly or indirectly related to the telecommunications sector. For this purpose, Sitios Latinoamérica may enter into various contracts for access and shared use of Passive Infrastructure and other support structures. Passive Infrastructure, as well as other complementary services that may be required for the provision of the primary service, such as security services, access to the site, technical visits and, if necessary, the adequacy of the site and/or the recovery of space. For more information, see Parts of the Transaction – Sitios Latinoamérica – Tower Access Conditions.

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RESPONSIBLE PERSONS

“We, the undersigned, declare under oath that, within the scope of our respective functions, we have prepared the information regarding the Issuer contained in this Information Statement, which, to the best of our knowledge and belief, reasonably reflects its situation. We also state that we are not aware of any material information that has been omitted or misrepresented in this Information Statement or that the information contained herein could mislead investors.”

AMÉRICA MÓVIL, S.A.B. DE C.V.

By: Daniel Hajj Aboumrad
Position: Chief Executive Officer

By: Carlos José García Moreno Elizondo
Position: Chief Financial Officer

By: Alejandro Cantú Jiménez
Position: General Counsel

ANNEXES

Annex 1	Opinion of the External Auditor regarding the basis of preparation of the Pro Forma Financial Statements included in this Information Statement, and the quantification of the Transaction.

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ANNEX 1

Av. Ejército Nacional 843-B Antara Polanco 11520 Mexico
Tel: +55 5283 1300
Fax: +55 5283 1392
ey.com/mx

REPORT ON THE COMPILATION OF THE PRO FORMA FINANCIAL INFORMATION INCLUDED

IN AN INFORMATION STATEMENT

To the Shareholders Meeting of

América Móvil, S.A.B. de C.V.

We have completed our assurance engagement to report on the compilation of pro forma financial information of América Móvil, S.A.B. de C.V. (the “Company” or “América Móvil”) prepared by the Company’s management. The pro forma financial information consists of the pro forma condensed consolidated statements of financial position as of December 31, 2020 and the pro forma consolidated statements of income for the six months period ended June 30, 2021 and for the year ended as of December 31, 2020, and the related notes as set out in the Information Statement on corporate reorganization (the “Information Statement”) issued by the Company on September 10, 2021. The applicable criteria on the basis of which the Company has compiled the pro forma financial information are specified in the general regulations applicable to issuers of securities and other participants of securities markets (the “Circular Única de Emisoras”) that are described in the Notes to the pro forma financial information included in the Information Statement.

The pro forma financial information has been compiled by the management of the Company to illustrate the impact of the split-up of certain net assets set out in the Notes to the pro forma financial information included in the Information Statement, on the Company’s pro forma financial position as of December 31, 2020 and the pro forma condensed consolidated statements of income for the period of six months ended June 30, 2021 and for the year ended as of December 31, 2020, as if the split-up had taken place on December 31, 2020. As part of this process, information about the Company’s financial position and financial performance has been extracted by the Company from the Company’s audited consolidated financial statements for the year ended December 31, 2020, prepared in accordance with International Financial Reporting Standards (IFRS). The information about financial performance of América Móvil, for the six months period ended June 30, 2021 has been extracted by the Company from the unaudited financial information.

Management’s responsibility for the Pro Forma Financial Information

The management of América Móvil is responsible for compiling the pro forma financial information on the basis of the criteria established in the Circular Única de Emisoras.

Our Independence of quality control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants, which is based on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

We apply the International Quality Control Standard, Quality Control for Companies that Perform Audits and Reviews of Financial Statements, and Other Assurance Services and related services and, consequently, we maintain an integrated quality control system that includes documented policies and procedures regarding with the compliance of ethical requirements, professional standards and applicable legal and regulatory requirements.

Auditor’s responsibility

Our responsibility is to express an opinion, as required by the Circular Única de Emisoras, about whether the pro forma financial information has been compiled, in all material respects, by the management of América Móvil on the basis of the criteria established in the aforementioned Circular Única de Emisoras and based on the Information Statement.

Scope of review

We conducted our engagement in accordance with International Standard for Assurance Engagements (ISAE) 3420 “Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus”, issued by the International Auditing and Assurance Standards Board. This standard requires that we comply with ethical requirements and plan and perform procedures to obtain reasonable assurance about whether the management of América Móvil has compiled, in all material respects, the pro forma financial information on the basis of the criteria issued in the Circular Única de Emisoras and based on the Information Statement.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the pro forma financial information.

The purpose of the pro forma financial information included in the Information Statement is solely to illustrate the impact of a significant event or transaction on the unadjusted financial information of the entity as if the split-up described in the Description of the Transaction within the Information Statement had occurred at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the split-up at December 31, 2020 and June 30, 2021 would have been as presented.

2.

A reasonable assurance engagement to report on whether the pro forma financial information has been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the management of América Móvil in the compilation of the pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether:

●	The related pro forma adjustments give appropriate effect to those criteria; and

●	The pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on the auditor’s judgment, having regard to the auditor’s understanding of the nature of América Móvil, the event or transaction in respect of which the pro forma financial information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the pro forma financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion based on the Information Statement.

Opinion

In our opinion, the pro forma financial information of América Móvil, has been compiled, in all material respects, on the basis of the requirements of the Circular Única de Emisoras and its consistent with the accounting policies of the Company and based on the Information Statement.

Other matters

The unaudited pro forma financial information included in this Information Statement was prepared with the available information and in the assumptions that América Móvil management considered reasonable.

Mancera, S.C.
Member of
Ernst & Young Global Limited

/s/ David Sitt Cofradía
David Sitt Cofradía

Mexico City, Mexico

September 10, 2021

3.

CORPORATE RESTRUCTURING INFORMATION STATEMENT September 10, 2021

AMÉRICA MÓVIL, S.A.B. DE C.V.

Lago Zúrich No. 245, Plaza Carso, Edificio Telcel, Colonia Ampliación Granada, Alcaldía Miguel Hidalgo

C.P. 11529, Mexico City, Mexico

Ticker Symbols

Series A common shares, no par value expressed (BMV: AMX A)

Series AA common shares, no par value expressed (BMV: AMX AA)

Series L limited voting shares, no par value expressed (BMV: AMX L)

Presented in accordance with article 104 section IV of the Securities Market Law and article 35 of the General Provisions Applicable to Securities Issuers and other Securities Market Participants issued by the National Banking and Securities Commission.

Capitalized words and terms not defined in this Information Statement shall have the meaning ascribed to them in the Issuer’s annual report for the year ended December 31, 2020, filed with the Commission and the Exchange in accordance with the Securities Market Law and the Provisions, which may be consulted by accessing the Issuer’s website at: www.americamovil.com and the Exchange’s website at: www.bmv.com.mx.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2021	AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Alejandro Cantú Jiménez
	Name:	Alejandro Cantú Jiménez
	Title:	Attorney-in-fact